Exhibit 99.4

LUFAX HOLDING

HKEX Stock Code: 6623

NYSE Stock Ticker : LU

2024
Environmental, Social and Governance Report

CATALOGUE

About This Report   01

Introduction to Lufax Holding   02

Message from Chairman   03

2024 Performance Highlights   04

Sustainable Development strategy   06

Appendix I   60

Appendix II   64

Appendix III   65

1.

More Warming Finance

Deeply Engaging in
Inclusive Finance   12

Fulfilling Social
Responsibilities   15

2.

More Efficient Finance

Promoting Technology
Empowerment   21

Optimizing
Customer Services   22

Building a
Quality Team   24

3.

More Reliable Finance

Consolidating Governance
Foundation   30

Redoubling Efforts to Protect
Financial Consumers   41

Protecting
Information Security   46

4.

More Sustainable finance

C0-establishing a
Green Future   53

Jointly building the
Industry Ecosystem   58



About This Report

Lufax Holding Ltd (hereinafter "Lufax", "Lufax Holding", "the Company", or "we") is pleased to publish its 2024 Environmental, Social and Governance Report (hereinafter "the Report")to overview the philosophy, management, actions and achievements of the Company and all subsidiaries (hereinafter referred to as "the Group") in the Environmental, Social and Governance (hereinafter "the Group") aspects.

Reporting Period

This report is an annual report covering the period from 1 January to 31 December 2024 (hereinafter "the Reporting Period"). In order to enhance the comparability and completeness of the report, we include partial information before 2024 or at the date of publication.

Reporting Scope

This Report primarily discusses Lufax Holding and covers all Lufax subsidiaries and branches. The environmental and social key performance indicators (hereinafter "KPIs") disclosed in this Report apply to our headquarters, subsidiaries, and all branches. If otherwise specified, please refer to the relevant instructions.

Reporting Standards

This Report is prepared in accordance with the Environmental, Social and Governance Reporting Guide set out in Appendix C2 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (hereinafter "HKEX"), with reference to the United Nations' Sustainable Development Goals (hereinafter "SDGs"). The Report follows the reporting principles of "materiality", "quantitative", "balance" and "consistency" to ensure the authenticity and accuracy of the content, fully reflecting the current status of the Company's management and achievements in ESG aspects and providing readers with valuable information.

Reporting principles	Definition	The Company's response
Materiality	The threshold at which ESG issues determined by the Board are sufficiently important to investors and other stakeholders that they should be reported.	The Company has identified sustainability issues crucial to its development through ongoing stakeholder communication.
Quantitative	KPIs in respect of historical data need to be measurable. The issuer should set targets to reduce a particular impact. In this way the effectiveness of ESG policies and management systems can be evaluated and validated. Quantitative information should be accompanied by a narrative, explaining its purpose, impacts, and giving comparative data where appropriate.	The Company records and discloses quantitative ESG performance indicators on an ongoing basis, and interprets the data disclosed in this Report.
Balance	The ESG Report should provide an unbiased picture of the issuer's performance. The Report should avoid selections, omissions, or presentation formats that may inappropriately influence a decision or judgment by the report reader.	This Report has truly and accurately reflected the Company's management performance in the ESG field.
Consistency	The issuer should use consistent methodologies to allow for meaningful comparisons of ESG data over time.	Unless otherwise stated, the Company ensures that the reporting scope and reporting methods are generally consistent each year.

Information source and Reliability Statement

All the information, data and cases mentioned in this Report are collected from the Company's statistical reports and relevant documents. The Company guarantees that this Report is free from any false records or misleading statements, and is responsible for the authenticity, accuracy and completeness of this Report. All amounts in this Report are stated in RMB unless otherwise specified.

Reporting language

This report is published in the Chinese (Simplified) and English. Should there be any discrepancy between the two versions, the Chinese one (simplified) shall prevail.

Reporting statement

The business plans, development strategies and other forward-looking descriptions involved in this Report do not constitute the Company's substantive commitment to investors.

Access to This Report

This Report and other information related to the Company's sustainable development activities are available in the "Investor Relations" section in the Company's website:

https://ir.lufaxholding.com/



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

Introduction to Lufax Holding

Lufax Holding is a leading company which mainly provides financial services to empower small and micro business owners (SBOs) in China, whose business covers retail credit and enablement, consumer finance and other financial services. By integrating our financial expertise with advanced technology and leveraging online and offline resources, we provide SBOs with access to financial products and services and empower institutional partners to efficiently reach and serve SBOs to support the inclusive development of small businesses and help improve their competitiveness and sustainability.

As for retail credit services, Lufax relies on its technology-empowered retail credit service platform, Ping An Rongyi, and is committed to providing end-to-end lending services for SBOs and individual business households with innovative technology and improved risk control. In the consumer finance sector, we work with funding partners and third-party credit enhancement providers to provide comprehensive consumer financial services to residents to meet their consumer credit needs and enhance the financial accessibility to small and microbusinesses.

The total outstanding balance of loans managed by Lufax Holding reached RMB**216.9**billion

With approximately nearly **25.9** million borrowers in total

The amount of consumer finance loans reached RMB **50.1** billion



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Message from Chairman



It is our great honor to share Lufax Holding's annual Environmental, Social, and Governance Report with all stakeholders. This year was a crucial juncture for the steady recovery of the macroeconomy and the high-quality and deepening development of finance. As a hub connecting small and micro-enterprises (SMEs) with financial resources, Lufax Holding has always adhered to its founding mission of "Finance for the People". We have integrated the development philosophy of "More warming finance, more efficient finance, more reliable finance and more sustainable finance" into the core of our business, and made steady progress in serving the real economy and fulfilling social responsibilities. These efforts have also gained international recognition – our MSCI ESG rating has jumped to AA, an authoritative affirmation of our sustainable development capabilities.

More Warming Finance: Linking People's Well-being with Inclusive Vision

The compassion of finance comes from the accurate response to diverse needs and continuous focus on addressing weak links. In 2024, we stayed committed to our service tenet of "Worry free, Saving Time, and Saving cost", channeling financial resources to the areas that need them most. To solve the financing pain points of consumer groups such as SMEs and individual business owners, we built a full-lifecycle financial service system. This included unsecured large-sum financing solutions for technology innovation and manufacturing sectors, as well as convenient financing products for individual operators. Through targeted services, we tackled development challenges and continued to advance supply-side reform of financial products. In the field of rural revitalization, we deepened the "Finance Plus" model: the "Finance Plus Women" program provided financial support to women entrepreneurs in rural areas, and the "Finance Plus Industry" initiative offered end-to-end assistance, from pre-production training to post-production sales and distribution. These efforts ensured that financial services were truly suitable for rural areas, empowered people's livelihoods, and reached the grassroots.

More Efficient Finance: Unleashing Service Potential with Technology

Improved efficiency is the core driver of high-quality financial development, while technological innovation is the key to breaking efficiency bottlenecks. In 2024, we leveraged digital technology to continuously optimize service processes, making financial services faster and more efficient. In terms of business process optimization, we fully upgraded "Xingyun", our AI-powered loan solution. Its technological iterations further shortened the loan application time and significantly improved disbursement efficiency, ensuring rapid responses to the funding needs of SMEs. Relying on our fully online operation system and nationwide service network, we integrated "online intelligent approval plus offline dedicated consulting". This not only reduced customers' travel cost but also solved product selection issues through professional services, truly realizing the implementation of "one-stop" financing services. The efficiency gains driven by technology were converted into tangible momentum for development.

More Reliable Finance: Solidifying Development Foundations with Governance

Reliability is the cornerstone of financial institutions and the core prerequisite for consumers' trust. In 2024, we built a comprehensive reliability assurance system through a sound

governance framework and strict risk management. We continued to advance the diversification of the Board of Directors and fully integrated ESG considerations into decision-making processes. Regular risk assessments and internal control optimizations ensured compliant and stable operations. Meanwhile, we recognized that protecting consumer rights is the core of reliable finance. We established a reception mechanism that consumers can approach to managers directly, conducted over 100 on-site customer receptions throughout the year, and promoted the implementation of more than 100 service optimization measures. A full-process consumer protection training system was also built to internalize consumer protection awareness into the productivity of all employees. In data security, we constructed a "Three-Tier Information Security Management System". By obtaining ISO 27001 international certification, we achieved "zero points deducted" in actual cyber security offensive and defensive drills. We also established a full-chain disposal mechanism for malicious actor clues, using strong technological capabilities to safeguard customers' information and fund security.

More Sustainable Finance: Fulfilling Long-Term Mission with Green Practices

Sustainable development is the contemporary responsibility of financial institutions and the only way to achieve symbiotic value. We actively responded to climate change trends, and continued to assess the short-term and long-term impacts of climate change on the Company in accordance with our actual operations and the TCFD. And we identified climate change risks related to our business, proactively formulated response strategies, and reduced the environmental impact of our operations through management measures such as energy conservation, emission reduction, and green operations. Meanwhile, we continued to advance low-carbon transformation in internal operations. We reduced our operational carbon footprint through initiatives such as digital office upgrades and energy consumption control, integrating green concepts into every aspect of daily management.

Looking ahead, we will will take the MSCI AA rating as a new starting point, continue to deepen the practice of the "Four More Finance", and move forward with determination in serving the real economy, promoting green development, and safeguarding financial security. We will work hand in hand with all colleagues to achieve deep integration of commercial value and social value, and jointly build a bright future for sustainable finance.

Chairman of Lufax Holding

Mr. Dicky Peter Yip



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



2024 Performance Highlights

More Warming Finance

Deeply Engaging in Inclusive Finance

- We provided loans to nearly **25.9**million SBOs, with the total loan balance reaching RMB **216.9**billion.

- The service scope has covered major provincial-level administrative regions across the country, served a total of over **2,500**county-level administrative regions, and provided consumer finance services to nearly **10**million customers. Among them, users in third-tier cities and below account for nearly **82%**

Fulfilling Social Responsibility

- We cumulatively served more than **480** thousands agricultural small and micro businesses.

- Helped nearly **300** leaders of rural cooperatives and agricultural innovators secure over **160** million yuan in support funds

More Efficient Finance

Promoting Technology Empowerment

- Upgrade the AI intelligent loan solution "Xingyun", reduce the break point of the loan application process by **50%**reduce the average time consumption by **31%**, greatly improve the user's loan experience and use efficiency.

Optimizing Customer Services

- We actively answered their inquiries, customer complaint rate was**0.001%**, with a response rate of **100%**

Building a Quality Team

- In total, **7,140**micro-courses and **24,858**training sessions were launched on the Zhiniao platform, involving **4.32** million, learners and **1.919** million learning hours.



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

2024 Performance Highlights

More Reliable Finance

Consolidating Governance Foundation

- As of the end of the Reporting Period, The company carried out a total of **534** Party discipline activities, **264** integrity education activities, issued 50 case notices, and achieved **100%** coverage of anti-corruption training for employees.

Redoubling Efforts to Protect Financial Consumers

- A total of **1,030** consumer protection publicity activities have been carried out, covering more than **16.13** million people。 Among them, the "Consumer Protection Lectures by Executives and Experts" series has covered over **6** million people in total.

Protecting Information Security

- The information security management system involved in our businesses are accredited by ISO/IEC 27001: 2022 information security management system certification, with **100%** coverage.

More Sustainable Finance

Co-establishing a Green Future

- As of the end of the Reporting Period, we have achieved **23.7%** reduction in electricity consumption, **6.8%** reduction in water consumption, **46.7%** reduction in paper usage, and **25.4%** reduction in greenhouse gas emissions, compared with the same period last year

Jointly Building the Industry Ecosystem

- Over **98%** of our partners signed the Integrity Commitment, and，**100%** of our suppliers completed on-site assessments and annual evaluations.

Sustainable
Development
strategy



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Statement of the Board of Directors

Lufax Holding attaches great importance to the sustainable development and the fulfillment of corporate social responsibility. The Company incorporates the ESG concept of its strategy, continues to optimize ESG system construction and seeks the harmony of business and the environmental and social development.

Oversight of ESG Issues

Lufax Holding is committed to achieving long-term and high-quality sustainable development, creating value for all stakeholders. As the highest decision-making body of the ESG management, the Board of Directors is responsible for the overall supervision of the Company's ESG performance, and developing ESG management policies and strategies, to ensure that the Company is equipped with appropriate and effective ESG management policy. At the Board level, we set up a Consumer Protection and ESG Commission, with the comprehensive supervision and implementation of the Group of consumer protection and ESG related issues. At the Executive Committee level, we set the Consumer Protection Management Committee and Reporting and ESG Executive Committee. And ESG Executive Committee is responsible for the implementation of specific ESG targets, development of policy and evaluation of ESG performance. Also, the ESG Executive Committee identifies ESG materialities for business operations and the stakeholders, and regularly reports ESG progress and results to the Board of Directors. Under the Reporting and ESG Executive Committee, each subsidiary sets up Reporting and ESG Executive Group, and authorizes the Reporting and ESG Executive Group, composed of representatives from various functional departments of the subsidiaries, to coordinate and implement specific ESG tasks.

Board of Directors Level

Board of Directors

▼

Consumer Protection and ESG Committee at the Board level

Executive Committee Level

Consumer Protection Management Committee

Reporting and ESG Executive Committee

Executive Level

Each subsidiary establishes Consumer Protection Affairs Committee

Each subsidiary establishes Reporting and ESG Affairs Committee

Authorize ▼

Authorize ▼

Consumer Protection Executive Group (Representatives of each working group)

Reporting and ESG Executive Group (Representatives of each functional department)

- Examination Management Group
- Reporting Group
- Complaints Management Group
- Emergency Group
- Appraisal Management Group
- Publicity and Education Group
- Board Office
- Brand Publicity Department
- Human Resources Department
- Finance Department
- ···
- Other Functional Departments

ESG Governance Framework of Lufax Holding



Introduction to Lufax Holding
Message from Chairman
2024 Performance Highlights
Sustainable Development strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable finance
Appendix

ESG Management Approach and Strategy

The Group continues to focus on the global ESG trend and the change of macro economic situation at home and abroad, and actively participates in stakeholder communication. At the same time, the Group timely optimizes adjustment ESG management policy, strategy and internal management system on a regular basis with reference to the Company's strategy, to enhance the scientificity, systematicness and standardization of ESG management for institutional development of the Company. We incorporate ESG indicators into the performance evaluation system for senior management and directly link them to their compensation. This practice aims to effectively identify and manage ESG-related risks, ensuring that the company's ESG governance meets the requirements and expectations of all stakeholders.

Review of ESG targets

As the highest decision-making body of ESG management, the Board of Directors is responsible for formulating specific ESG strategies and targets, regularly reviewing the progress of achieving ESG targets, and giving action requirements and suggestions on projects to be improved. At the same time, for the continued ascension scientificity and effectiveness of the ESG management policies and strategies, the Board of Directors also participates in evaluation, prioritization and management of ESG issues. The Board of Directors also reviews ESG materialities analysis and results and identifies the key points of ESG risk management, for continuous attention to ESG issues with different focus and responses to the stakeholders in the future.

Review and Approval of ESG Reports

The Report provides comprehensive disclosure of Lufax Holding's management and progress in ESG-related work. It was reviewed and approved by the Board of Directors in October 2025.





Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

 # Stakeholder Communication

The Company attaches great importance to communication with stakeholders, and establishes a regular communication mechanism to timely understand the demands and key issues of concern of stakeholders. The Company actively responds stakeholders through road shows, thematic research, investor meetings and other ways, so as to build trust and continuously improve the sustainable development of the Company. The main stakeholders, its issues, and communication channels we identified are as follows:

Stakeholders	Issues of concern	Communication channels
Government and Regulatory Authorities	• Information and data security • Safety and risk management of financial products • Responsible Marketing • Compliance risk management • Code of business conduct • Corporate governance • Inclusive finance • Rural revitalization • Waste management • Energy conservation and resource utilization • Ecological conservation and restoration • Climate change response	• Information security management improvement • Daily supervision and inspection • Regular reports and communication • Compliance disclosure • Special research and on-site meetings • Forums and communication programs • Annual reports and announcements • Employment promotion • Legal and compliant business operation • Policy advisory and implementation
Shareholders and Investors	• Information and data security • Safety and risk management of financial products • Technology empowerment • Inclusive finance • Compliance risk management • Code of business conduct • Corporate governance	• Annual reports and announcements • Roadshows and investor conferences • R&D investment and product innovation • Analyst conference calls • Robust operation • Company's website • Annual general meeting of shareholders

Stakeholders	Issues of concern	Communication channels
Customers	• Information and data security • Safety and risk management of financial products • Customer services • Customer privacy protection • Responsible marketing • Inclusive finance	• Service hotline • Customer satisfaction survey • Optimization of product and service quality • Strict protection of user information • Product satisfaction survey and R&D
Suppliers and Business Partners	• Sustainable supply chains • Code of business conduct	• Supplier procurement platforms • Standardized management and optimization of supply chain
Employees	• Employee welfare and rights and interests protection • Employee development and training • Equality and diversity	• Channels for complaints • Democratic communication platforms • Employee communication platforms and diversity activities
Media and Public Welfare Organizations	• Rural revitalization • Inclusive finance	• Annual reports and announcements • Annual and interim performance press conference • Press releases and publications • Media access • Media enquiries • Publicity in communities



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Material Issue Analysis

During the Reporting Period, we paid close attention to the market, industrial and regulatory disclosure requirements, and identified 19 material issues based on the characteristics of our business, our strategic positioning and the best practices among peers, as well as the feedback and suggestions from various stakeholders. We prioritized ESG issues for this year based on their importance to Lufax Holding and our stakeholders using a scientific evaluation method, and formed a materiality matrix. According to the results of the analysis, we determined the disclosure highlights of the Report and the Company's future strategic ESG goals.

This year, the materiality assessment was conducted as follows:



| ESG Reporting guide | Market focuses | Industry charecteristics | Issues in the industry | **01** |

| ESG issues screening | | | | **02** |

| Materiality assessment | Stakeholder communication | | | **03** |

| Matrix for material ESG issues | | | | **04** |



Matrix for Material ESG Issues

No.	Very important
1	Information and data security
2	Safety and risk management of financial products
3	Customer services
4	Customer privacy protection
5	Inclusive finance
6	Responsible marketing
7	Code of business conduct
8	Compliance risk management
9	Technology empowerment
10	Employee welfare and rights and interests protection

No.	important
11	Employee development and training
12	Equality and diversity
13	Rural revitalization
14	Corporate governance
15	Ecological conservation and restoration
16	Climate change response
17	Sustainable supply chain

No.	Less importance
18	Energy conservation and resource utilization
19	Waste management

More **Warming** Finance

Lufax Holding adheres to the principle of "finance for the people", closely integrates finance with social responsibility, and always takes serving the economy and promoting rural revitalization as its missions. Lufax leverages its advantages in products, technology and other areas to promoting social equity and enhancing people's well-being, delivering more human-centered finance to more people and fulfilling the people's aspiration for a better life.

○ Performance Highlights

We provided loans to nearly 25.9million SBOs, with the total loan balance reaching RMB 216.9 billion.

The service scope has covered major administrative regions across the country, served a total of over 2,500county-level administrative regions, and provided consumer finance services to nearly 10million customers. Among them, users in third-tier cities and below account for nearly 82%

○ Responding to the following SDGs in this section:

| 1 NO POVERTY | 2 ZERO HUNGER | 4 QUALITY EDUCATION | 5 GENDER EQUALITY | 8 DECENT WORK AND ECONOMIC GROWTH | 10 REDUCED INEQUALITIES |

1.



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix




Deeply Engaging in Inclusive Finance

Developing inclusive finance is a key approach to alleviating the contradiction between the people's growing demand for financial services and the uneven supply of finance. In response to the national call for promoting the high-quality development of inclusive finance, Lufax Holding continuously optimizes its products and services in key areas of inclusive finance. It develops products and services that meet the characteristics and development needs of groups such as SBOs, individual businesses, and new urban residents. Meanwhile, it actively applies technological means including the Internet, big data, artificial intelligence, and blockchain to optimize inclusive finance service models, to improve credit approval and risk management models, and to enhance the accessibility and quality of financial services for SBOs, individual businesses, and agricultural-related entities.

Product System

In 2024, we continuously incorporate inclusive finance in product design, test and operation monitoring process, to strengthen product innovation, to continue to improve and enrich product and service portfolio.

1

Product Design

At the product design stage, we fully consider the characteristics of various customer groups and offer diversified products and services with different repayment periods and methods to better meet customer needs and effectively lower the comprehensive financing costs for customers.

2



Product Testing

In testing phase, we set up quality management system through demand review, compliance review, user testing and acceptance mechanism, to ensure the satisfaction of product functions. After the development is completed, independent user acceptance tests are carried out to set up test cases covering the whole business scenario, to meet consumers' demand. Through comprehensive evaluation of process design, functional perfection and system timeliness, we provide customers with the best user experience.

3



Operation Monitoring

In order to ensure product quality and the effect after launch in line with expectations, we establish an effective operating supervisory mechanism and assess and adjust the product strategy. And through data analysis and other means, we monitor key indicators such as application number, frontal rate, risk performance, identify the potential problem and develop produce strategy, for continuous optimization and iteration of product function.

Loans Type	UNSECURED LOANS AND SECURED LOANS	CONSUMER FINANCE LOANS
Main Customer Base	Individuals and micro and small Businesses	Individuals
Loan Balance	RMB 216.9 billion	RMB 50.1 billion
Major Offerings	"WeiYing loan" "House e-loan" "Car e-loan"	"Ping An XiaoChengHua" "Ping An XiaoChengGuo"

CREDIT PRODUCT MATRIX



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Micro Finance

Focusing on the needs of small and micro business scenarios, Lufax Holding continuously increases its risk-taking ratio by fully leveraging its financial resource advantages and contributes to the establishment of a long-term financing support mechanism in which banks and guarantee companies are encouraged to make joint efforts to boost their "confidence, willingness, capability, and expertise" in lending to micro and small businesses. This mechanism facilitates financial flows to inclusive small and micro businesses and individuals. To ensure targeted and accurate inclusive finance, Lufax Holding relies on an O2O service model that combines online business processes with offline advisory services to bridge the "last mile" challenge of inclusive finance and enable a more efficient solution to financing difficulties and high costs. This strongly supports the sustainable development of small and micro businesses.

Online	Offline
	
Create online application, assessment and disbursement tools, to help small and micro-business owners obtain low-cost finance, effectively overcoming their challenges of obtaining accessible, affordable and timely financing.	Our offline team explores the needs of SBOs, uses professional skills to help them understand financial information, provides face-to-face funding advice and addresses issues, such as information asymmetry and limited digital literacy among SBOs.

Al Empowerment

"AI (artificial intelligence) + O2O (online)" mode

Lufax Holding has developed and optimized a variety of product solutions, financing processes and empowerment-based tools to reduce the financing costs for SBOs, thereby enhancing their business capacity. We provide SBOs with "time-saving, worry-free and money-saving "financial services, allowing more financial resources to be channeled into SBOs for their growth and development. At the same time, Lufax Holding also continuously strengthening its digital transformation and continuously optimizes "Xingyun" AI loan solutions, making business loan process more efficient and class. By the end of Reporting Period, "Xingyun" customer service is 1.276 million.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

 Product Solution Optimization –"WeiYing loan"

In response to the changing trends in the financing needs of SBOs, such as larger capital demand, shorter turnover period and higher capital utilization rate, Lufax Holding fully utilizes its own advantages and continuously explores better solutions to support the development of SBOs. To this end, we have further refined the product "WeiYing loan". By applying cutting-edge technology, we accurately identify SBOs, and adopt an online loan model featuring "no collateral and no guarantee" based on the multidimensional data from individuals and businesses to provide them with timely working capital support. At the same time, according to diverse use demand, we also provide customers with comprehensive customizable adjustable personalized solutions. By the end of Reporting Period, "WeiYing loan" has serviced more than 10,6000 people and has accumulated service total loan of RMB 37.6 billion.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Consumer Finance

Focusing on the personalized and diversified consumption needs of various consumer groups, Lufax Holding actively engages in the consumer finance business. While delivering marketable financial products and services through increased product and service innovation, the Company uses technology to connect these products and services more closely to a wider range of consumer scenarios. The Company optimizes the channels of consumer financial services by linking resources, funds and channels more effectively, thereby facilitating the establishment of a long-term mechanism that promotes the release of consumption potential and demand growth. This makes inclusive financial services more targeted and accessible as an active driver of the recovery and expansion of consumer demand.

By establishing online service models and collaborating with network platforms, Lufax Holding fully leverages big data and AI technologies to achieve networked business processes, automated approval and online lending services. In doing so, the Company continuously meets the diversified consumption needs of customers in different scenarios and breaks through the spatial and temporal limitations of traditional physical financial service outlets. This enables efficient and convenient access to financial services for long-tail customers in third-tier cities and below, further improving the accessibility of financial services.

In addition to technological innovation and break throughs, Lufax Holding is committed to building convenient online service carriers to support customers' needs to inquire and transact any time, any where. We have now launched various online service channels, including the Ping An Consumer Finance APP, official WeChat accounts, Alipay and WeChat applets, etc. The flexible service models, comprehensive service content and cross-platform customer experience enable us to provide diversified services to registered users. Responding to the national strategy, Lufax Holding also focuses on new citizens, and continues to strengthen its support for their consumption by analyzing their needs and formulating favorable strategies in this regard.

As of December 31, 2024

Lufax Holding Consumer Finance has covered major regions of the country,

providing consumer finance services to more than 10 million customers,

of which users in third-tier cities and below account for nearly 82%,



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

 # Fulfilling Social Responsibilities

Lufax Holding always keeps in mind the original intention and promotes the spirit of public welfare. Leveraging our professional and background advantages, we have developed the "Finance Plus" public welfare mode with Lufax Holding distinctive characteristics。 Committed to the cause of rural revitalization, we actively respond to social needs and contribute our part to this initiative.

"Financial Plus" Mode

Lufax Holding actively responds to the national strategy for rural revitalisation and continuously enhances cooperation with multiple parties. Leveraging our professional advantages, we have pioneered the "Finance Plus" multi-dimensional approach to rural revitalization, which organically integrates finance and charity. We have launched a series of inclusive finance programs, namely "Finance Plus Women", "Finance Plus Industry", "Finance Plus Culture" and "Finance Plus Double Carbon", based on the core demands of various groups. These programs focus on various key areas, including rural women's development, industry synergetic development mode, traditional culture inheritance, business empowerment and green rural development, respectively. Aiming at breaking the inherent boundaries of rural projects and delving into rural culture, industrial cooperation and inheritance of intangible cultural heritage, these programs have contributed to the long-term integrated development of rural female entrepreneurs, cooperative leaders, small and micro business groups, and rural industries. As of 31 December 2024, Lufax Holding had assisted nearly 300 rural cooperative leaders and agri-preneurs in obtaining assistance funds of over RMB 160 million. The programs cover various industries including planting, animal husbandry, forestry, and fishery, benefiting 14 provinces and 40 counties and supporting more than 800 households that had registered for development, and contributing to the development of 15,000 people in surrounding rural areas.





Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

"Finance Plus Women"

Taking full advantage of the financial platform, Lufax Holding actively integrates social forces to broaden the employment channels for rural women and provide financial support for their employment and entrepreneurship. In joint hands with China Women's Development Foundation, Lufax Holding launched the 2024 "Preferential Agricultural Funds" program for the 7th consecutive year. This year, a total of RMB 8 million was issued for the "Mothers' Entrepreneurship Revolving Fund" in Heilongjiang, Jilin, Gansu, Ningxia, and Jiangxi. Through 8 support projects, we helped 2,430 local women and leading female entrepreneurs to develop planting and breeding industries. These projects include agricultural product planting, family farming and the integration of agricultural production, processing and market services. Moreover, we also provide upskilling training, customer attraction and other support for women entrepreneurship through the "Preferential Agricultural Funds" program, providing all-round assistance in local entrepreneurship and employment of rural women.



"Finance Plus Industry"

Lufax Holding is committed to promoting common prosperity by empowering "new farmers" before production, funding during production and providing marketing assistance after production. The Company continuously promotes the development of rural featured industry, consolidates the foundation of rural development and helps farmers achieve prosperity.

 **Empowering New Farmers before Production - Rural Returnee Leaders for Prosperity Theme Training Program**

In May 2024, the Rural Returnee Leaders for Prosperity Theme Training Program of China Foundation for Rural Development was held in Huazhong Agricultural University. Leaders from the following institutions and positions attended the meeting and delivered speeches: the Institute of Educational Training of Huazhong Agricultural University; the Party Committee Office and the Party-Mass Work Department of Ping An Group; Ping An Rongyi Hubei Branch and the Inclusive Finance Department of Ping An Bank and Member of the Standing Committee of the Lintao County Party Committee and Deputy County Magistrate of Lintao County. A total of 35 participants, including cooperative leaders, agricultural-related leaders, returned young people, and grassroots cadres from Ping An Group's assistance sites such as Lintao and Hezheng in Gansu Province, Yijun and Foping in Shaanxi Province, and Liangshan in Sichuan Province, attended the opening ceremony. Since the launch of the project, it has helped four cooperatives in three counties (Foping County in Shaanxi Province, Hezheng County in Gansu Province, and Lianhua County in Jiangxi Province) increase their income, benefiting approximately 900 member households and over 2,500 people in total.

 **Funding during Production - Support Gansu Lintao Xiaojinwan Lily Project**

Lufax Holding, together with China Foundation for Rural Development, donated funds for the development of characteristic industries to support the production construction project of Xiaojinwan lily soup of Lintao Hengdeyuan Agricultural Development Co., LTD. The project includes product packaging upgrade, equipment upgrade, etc., which is expected to increase the annual output value of RMB 5.2 million, increase the profit of RMB 572,000, create 7 new jobs, and increase the value of agricultural and sideline products by nearly RMB 2.3 million annually. The project will drive the cultivation of nearly 150 mu of high-quality Lanzhou sweet lilies. It helps 32 lily-growing households increase their annual income from lily cultivation by over RMB 70,000, and drives 60 agricultural workers to increase their annual income by RMB 24,000 through its radiating effect, effectively providing support for the development of the local lily cultivation industry and the entire industrial chain of lily products.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

○ More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

"Finance Plus Culture"

Lufax Holding is committed to promoting educational public welfare and improving the educational environment and quality in rural areas by addressing the shortage of education resources through volunteer teaching and donation activities. In doing so, the Company aims to contribute to the prosperity and revitalization of rural culture.

In response to the Group's education and public welfare development, Ping An Rongyi Hubei, a subsidiary of Lufax Holding, went to Ping An Hope Primary School in Huangmei County to provide assistance. Based on the actual needs of the school and students, Ping An Rongyi Hubei donated sports equipment, daily necessities and other items to further improve the school's teaching and office conditions. So far Ping An Rongyi Hubei has already assisted to targeted support to this school for two consecutive years, relying on the public power of Ping An, and continuously enriched improve school teaching conditions.

Since 2015, Lufax Holding has launched the "Five Major Programs" for educational public welfare through such assistance initiatives as hardware maintenance, volunteer teaching, remote training, summer camps, and scholarships and awards for students and teachers, which has enabled the iterative upgrading of its educational public welfare efforts.

With the development of Ping An inspirational plan, Lufax actively assist university students to organize related field survey activities. In September, subsidiaries of Beijing and Guangdong collaborated with Beijing Industry and Commerce University, Guangdong University of Foreign University students to discuss inclusive finance and SBOs financing services topics. Lufax Holding helps students to go deep into the workplace and provide practices opportunities ,further cultivating their practical ability and innovative thinking.



"Finance Plus Double Carbon"

Always concerned about environmental protection, Lufax Holding focuses on promoting the development of ecological civilization. We have partnered with the RiverWatcher Foundation to organize our employees to volunteer for "Beautiful Initiative" green public welfare activities across the country. As an advocate of the concept of green sustainable development, we encourage our employees to become actively involved.

 **"Beauty Initiative" - Beach Cleanup**

Since the launch of "Beauty Initiative" in May 2021, we have encouraged employees to volunteer for beach cleanup activities together with organizations such as communities and public welfare institutions, contributing to building a clean community by disposing of litter. This year, Lufax Holding headquarters and its subordinate organizations carried out nearly 40 public welfare activities, and over 1,000 employees have actively participated in agricultural assistance initiatives. During their hiking trips, they have practiced "Leave No Trace" in the mountains and protected the local ecological environment through concrete actions. A total of nearly 1 ton of scattered waste was collected and disposed of during the activities.

 

Lake Cleanups by Lufax Volunteers



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

Public participation and investment

Relying on Ping An Group's "San Cun Hui" public welfare platform and focusing on key areas of concern such as industrial assistance, emergency response, education donations and healthcare, Lufax Holding has spontaneously organized a public welfare team under Lufax Branch of Ping An Volunteer Association to actively participate in various social practices and volunteer activities. These actions targeted disadvantaged groups in society and addressed people's livelihood needs.



As of December 31, 2024



Lufax Volunteers Association had cumulatively launched over **616** public welfare activities in urban communities and villages across the country.

In addition, the number of our employees registered on the "San Cun Hui" platform has reached **15,569**, with a cumulative volunteer service of **5,861** hours.



More Efficient Finance

Relying on leading financial layout, Lufax Holding keeps improving financial service efficiency, optimizing customer service processes, and reducing financing costs for small and micro businesses through technological innovation. At the same time, we are fully aware that an excellent talent team is the cornerstone of ensuring operational efficiency and service quality. We respect the rights and interests of employees and constantly improve the training and promotion system, committed to building an excellent talent team.

Performance Highlights

We have upgraded our AI-powered intelligent loan solution "Xingyun", which has reduced breakpoints in the loan application process by 50% and cut the average processing time by 31%, significantly enhancing users' borrowing experience and service efficiency.

We proactively addressed customer inquiries, with a customer complaint rate of 0.001%, and a 100% customer complaint response rate.

On the Zhiniao Platform, a total of 7,140 online micro-courses have been launched, and 24,858 online training sessions have been conducted, with a cumulative 4.32 million learning participants and a total learning duration of 1.919 million hours.

Responding to the following SDGs in this section:













3 GOOD HEALTH AND WELL-BEING

4 QUALITY EDUCATION

5 GENDER EQUALITY

8 DECENT WORK AND ECONOMIC GROWTH

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

2.



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix





Promoting Technology Empowerment

Leveraging its leading technology layout and years of accumulated operating experiences, Lufax Holding makes flexible use of various financial technologies, such as big data, artificial intelligence (AI), blockchain and cloud computing, to empower businesses and continuously enhance the competitiveness of products. Meanwhile, we are committed to applying digital technologies in practices and replacing repetitive work with digital tools to improve operational efficiency. In addition, we strengthen the protection of our innovations through intellectual property law propaganda and the specific trainings.

Lufax Holding comprehensively uses financial technologies to launch solutions, such as "Wujie" and "Xingyun 2.0", to provide customized, modular, intelligent and warm financial services for different customer groups.

 **Secured digital signing - "Wujie"**

With digital technology at the core, we have comprehensively optimized the contracting and mortgage registration processes for secured loans. We support customers in completing processes such as remote document uploads and video-based contracting and mortgage registration via the Inclusive Finance APP. This addresses issues with the traditional contracting model, including complex procedures, the need for customers to visit offline locations multiple times, and insufficient staffing for contracting. Customers can now enjoy an "offline-visit-free" experience, saving costs associated with travel. The contracting time has been reduced by 54%, providing customers with a more time-saving, worry-free, and cost-effective service experience. During the Reporting Period, the cumulative loan disbursement volume through this project reached RMB 1.98 billion, with an online process adoption rate as high as 55%. Additionally, this has improved the efficiency of contracting staffing and online document management, effectively reducing the risks of concurrent job responsibilities and enhancing the security of document management—achieving a win-win situation of cost reduction, efficiency improvement, and compliant operations.

 **AI Intelligent loan solution - "Xingyun 2.0"**

With artificial intelligence at its core, "Xingyun" transforms the micro and small enterprise financing process. It enables an experience with minimal to no text input, full-process AI face-to-face service, and significantly reduced waiting time. Through technological upgrades, "Xingyun 2.0" further shortens the application time for medium and large loans by 20 minutes, allowing 95% of users to obtain loans within 1.3 hours. Leveraging 12 core technological applications—including video communication platforms, virtual digital humans, intelligent fund engines, and credit scoring models—"Xingyun 2.0" achieves upgrades in three aspects: worry-free, time-saving, and cost-saving. As of the end of the Reporting Period, "Xingyun" has serviced 1.276 million customers.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Optimizing Customer Services

Being customer-centric, Lufax Holding actively constructs diversified communication channels to collect customers' opinions. We continuously optimize our products and services as well as the complaint handling process according to customer feedback. We consider improving customer satisfaction as a key driver for business development and are committed to providing customers with the best service and experience.



During the Reporting Period,

we received a total of

164 customer complaints,

customer complaint rate was

0.001%

with a response rate of

100%

Pre-loan

"Worry-free"



message reminder

We disclose product information to provide worry-free service via the APP to enhance customer trust. The homepage of the APP proactively displays product information, application procedures and detailed notes for new customers, helping them fully understand the service in a clear and straightforward manner, which effectively reduces the need for customer inquiries. We proactive services for customers, resulting that the annual consultation volume has been reduced by 300,000 person-times.

In-loan

"Time-saving"



simplified operations

We provide time-saving services for customers by assisting applications with a breakpoint robot to optimize the application process of Xingyun. The introduction of breakpoint robot service develops the process of fulfilling information and adding a contact. It provides customers with personalized services through APP, official account and WeChat Work. We have achieved 50,000 annual resume-at-breakpoint instances and reduced inquiries by 30,000 per year. We have optimized the comprehensive authorization script, clearly informed customers of the reasons for application rejection, and highlighted funder information—fully protecting customers' right to know. This has reduced incoming customer inquiries by 52,000 per year and made the customer application process more time-saving.

Post-loan

"Money-saving"



extended
settlement time

By "continuously optimizing the customer experience for repayments, settlements, and claims," we provide cost-saving services to customers. Through initiatives such as adding new entrances for large-amount transfer payments and electronic invoice applications, optimizing the process for repaying on behalf of others, and enhancing the self-service function for claims customers on the APP, a total of 3,970 people have completed recharges via large-amount transfers, with a total amount of RMB 1.85 billion. We have helped 35,000 person-times issue electronic invoices through WeChat/intelligent customer service, among whom 8,052 successfully obtained invoices. We have also facilitated RMB 288 million in feedback for claims customers. Our continuous service optimization enables customers to save more costs.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

In response to customer complaints, the Company has formulated the Measures for Management of Consumer Complaints according to relevant laws and regulations. The Measures refine the hierarchical management and follow-up mechanisms for complaints, and emergency management requirements for major complaints, as well as the specifications for complaint acceptance, handling, closure and data collection. Also, it further enriches the territorial management principle, informing process, avoidance mechanism and dispute resolution mechanism related to consumer complaint handling, to fully protect the legitimate rights and interests of consumers. Moreover, we offer 11 complaint acceptance channels such as customer hotline, APP, Enterprise WeChat and WeChat official account, some of which are available around the clock, to promptly handle customer complaints. To enhance the customer service experience, we have set up an independent customer complaint review team. The team should contact the complainant within 4 working hours once the complaint is received, and close the case within 5 working days. In terms of complaint handling, Lufax Holding strictly follows relevant regulatory requirements and timely informs the complainant of the verification result and the handling plan within a specified time. For any objections, we will invite the complainant to a third-party mediation agency for resolution. In addition, we initiate the AI-based follow-up process for the closed complaint cases and assign dedicated personnel to check the whole handling process, to ensure the service quality.

For rapid response to customer service requests and optimize the service experience, in 2024, the Company continued to promote digital service upgrade, increasing the resolution rate of the intelligent customer service to 86% and decreasing the annual volume of transfers to human services by 320,000 compared with the previous year. Meanwhile, AIGC technology has been integrated into core service modules such as the intelligent knowledge base and voice timeline to enhance the response efficiency of customer service and reduce service time consumption. To understand customer needs and service satisfaction, the Company conducted monthly customer satisfaction surveys through online questionnaires in 2024. We extensively collected customers' opinions through channels such as SMS and WeChat official account, with the monthly survey covering approximately 300 thousand customers.




1 Case Response

The customer service should contact the customers within 4 working hours once the complaint is received to complete the preliminary verification and provide appropriate appeasement.




2 Fact Finding

The customer service initiates the case investigation after recording the complaint details, and determines the responsibility attribution through business recording verification and personal interview.



3 Plan Development

According to the fact-finding results, the customer service issues a handling plan, and difficult cases should be discussed with the team leader or customer service manager.



6 Closure & Follow-up

Once the complaint is generally handled, the system will automatically initiate SMS and AI calls for follow-ups, to collect customer feedback on the complaint handling.



5 Informing

After the negotiation is completed, the customer service formally informs the complainant of the case investigation result and handling plan within 5 days. If the case is complex, the time limit for informing shall not be later than 15 days.



Negotiation & Communication

4

The customer service negotiates with the complainant and engages the third-party mediation in due course if necessary.



Lufax Holding's Complaint Handling Procedure



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

 **Presentation Compliance Training for LuYiHua and XiaoChengGuo**

In June 2024, LuYihua and XiaoChengGuo conducted 2 compliance training sessions for customer service personnel. The Company explained the newly formulated quality control specifications and complaint handling standards in the training, and reiterated the prohibition of misleading fees and repayment methods, and confusing information, to ensure the compliance of customer service personnel's product marketing representations. To ensure the effectiveness of the training, we included the relevant content in the compliance assessment of the month, and a total of 60 participating employees successfully passed.



Compliance Training for LuYiHua and XiaoChengGuo

 # Building a Quality Team

Employees are always the most valuable resource of Lufax Holding. We are committed to building a professional and talented team. We continue to optimize the performance evaluation, promotion mechanism and training system, and encourage employees to keep learning to achieve personal growth and self-worth. As a responsible employer, we provide comprehensive employee benefits and carry out diversified cultural and sports activities, to help them stay physically and mentally healthy and enrich their lives. Moreover, we take practical actions to create a harmonious workplace and a broad career development platform for employees.

As of 31 December, 2024 | Lufax Holding had **35,875** full-time employees, of which **1,289** were minoritizes.

Recruitment and Diversity

At Lufax Holding, we follow the "merit-based selection process that matches the right talent to the right roles and post openings internally first", strictly abide by the requirements of the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China and other laws and regulations, and formulate standard recruitment procedures. We have formulated a formal talent development strategy. Based on the Company's development needs and talent structure planning, we launch both internal and external recruiting processes to actively expand the talent pool and continuously improve the talent structure. To reserve excellent talents with practical and technical skills, we diversify our recruitment channels, including the official website, headhunters, staff referrals, etc.

We have clarified competency-based job requirements and follow standard procedures with the Ping An People digital system adopted as appropriate to proceed with the recruitment and hiring process including interviews, examinations and assessments. Moreover, our candidates will be assessed from many aspects, such

as their personal character, quality, experience, potential and values. In addition, we strictly check the background of applicants, so that recruiting involuntary workers or minors can be avoided, and we also have zero tolerance for any form of child labor or forced labor. During the Reporting Period, we did not violate any child or forced labor regulations.

At Lufax Holding, we always follow an equal and fair recruitment process. We standardize the criteria, and eliminate all forms of prejudice and discrimination. All candidates are treated equally regardless of age, ethnicity, religious beliefs, geography, family status or gender. We require all subsidiaries to comply with all internal recruitment policies and require all recruiters to be assessed for compliance. Moreover, we strictly prohibit discriminatory job advertisements. Every month, each subsidiary should conduct a self-review of its recruitment advertisements, and random checks will be carried out by headquarters regularly. Once a job posting is found to violate the regulations, penalties will be imposed in accordance with the assessment and management requirements.



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix





Employee Development and Care

Lufax Holding strives to establish a sound performance and training system that provides employees with diversified learning resources and extensive growth opportunities, which can help employees grow personally while reserving talent resources for our steady development. We also attach great importance to employee welfare and care initiatives. In addition to providing competitive salaries, we offer a variety of benefits and activities to protect the physical and mental health of employees. In this way, we create a safe, healthy, and happy work environment for employees to maximize their potential and achieve mutual growth for both the individual and the Company.

Performance and Promotion

Based on the principle of "strategy-driven, result-oriented and internal competition", we conduct multi-dimensional performance appraisals twice a year to ensure the rationality and fairness of performance and promotion. We have formulated a clear performance appraisal plan. The employees of the Company submit their annual work plans in the Ping An People system at the beginning of each year, including annual qualitative and quantitative goals and critical project plans, which are reviewed and confirmed by their direct supervisors in the system. New employees are required to complete the annual work plan within two months after onboarding. After confirming the annual work plan, employees need to submit a monthly summary of the previous month at the beginning of each month, and the evaluators will assess and score the completion of the plan. The Company conducts comprehensive performance evaluations in the middle and at the end of the year, and evaluates the employees' annual performance through talks, interviews, and 360 evaluations. The evaluators then upload the evaluation results to the Ping An People performance management system. Company will rank employees at all levels according to the performance evaluation results, and therefore confirm the promotion list.

Talent Cultivation

Talent cultivation and team building are at our core. We strive to establish a sound full-cycle talent cultivation system. We continue to enrich talent cultivation programs to cover the development needs of employees at all levels. In this way, we stimulate the potential of our employees and build a systematic and efficient talent team, thereby laying a solid foundation for our long-term and high-quality development.

The Talent Pool Program

Talent Pool Middle-level	Combining scientific and comprehensive identification mechanism with systematic targeted training, Talent Pool Middle-level is designed for outstanding middle-level management.
Talent Pool Grassroots-level	Focus on outstanding grassroots talents of the headquarters, directors of institutions and urban customer centers, identify and develop grassroots talents, and reserve suitable talent resources for the deputy positions of institutions.
Talent Pool Backbone-level	Talent Pool Backbone-level is designed for front departmental managers and back office managers, to explore, select, train and appoint potential talents.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

We provide diversified training programs for employees at different levels to comprehensively enhance their professional skills and overall quality, continuously providing strong talent support for the Company.

● New Employee Training

In order to help new employees quickly understand the Company's strategic culture, develop working habits and adapt to the working environment, Lufax has created a targeted "online + offline" training system and exclusive training courses for new employees at all levels. Course include the strategic culture, general and specific skills to meet their learning demands. The online system is automatically pushed through the learning platform, covering all new employees. And the offline training camps provide personalized assistance based on job requirements to improve their job suitability and help new employees adapt to their jobs quickly.

At the same time, we provide graduates with talent plans including offline required courses, elective courses, professional business learning and exclusive programs. We aim to cultivate elites equipped with specific skills and actual ability through systematic training system and abundant practical opportunities.



New Employee Training

Specific Career Development Training Program

Leadership Specialized Empowerment Training

● Specific Career Development Training Program

Focusing on professional departments including sales, post-loan, consumers protection and technology, Ping An continues to develop the training system and improve the personnel training and development system, to strengthen the professional ability and skills, and further build learning atmosphere.

We make full use of our online learning Zhiniao platform, to provide a wide range of training courses for all employees to enhance their professional skills.

This year,



a total of **7,140** micro-courses and **24,858** training sessions were launched on the Zhiniao platform, involving **4.323** million learners and **1.919** million learning hours.

To motivate all employees to improve their professional skills, we have formulated the Administrative Measures for Employee Training Budget (Employee Education Funds), which clearly stipulates the scope and reimbursement process for employees to obtain relevant credentials. We actively encourage all employees to obtain certificates related to the professional skills required for their positions and reimburse the examination expenses for eligible employees. The measures cover a wide range of certificate types, including 23 domestic and international well-known certifications in four categories of finance, law, technology, and human resources, such as CFA, FRM, CPA and PMP, which can fully satisfy the diversified learning demands and career development goals of employees.

● Leadership Specialized Empowerment Training

To cultivate outstanding potential leaders at all levels and ensure a robust team, we have established and continuously improved a specialized empowerment and development mechanism for employees at all levels. Based on the Company's strategy and business transformation direction, we continue to consolidate the capacity building of leaders, focusing on upgrading the mindset of middle-level leaders and motivating and retaining frontline backbones. For all middle-level leaders, we have launched a series of Party-building-led learning programs and introduced a range of lecture resources. These programs are held twice a year, with nearly 100 leaders participating in each session. For core middle-level leaders we have implemented a "Campus Immersion Program" at prestigious universities to further help them experience the learning atmosphere of top-tier institutions. This program is held once a year, with nearly 40 leaders participating.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Remuneration and Benefits

Lufax Holding has formulated the Remuneration Management System to continuously optimize the comprehensive remuneration system. At Lufax Holding, we provide our employees with competitive remuneration and have set up a remuneration structure consisting of fixed salaries, performance bonuses and long-term incentives for all employees (including non-management positions and non-sales personnel). Salaries are adjusted annually as appropriate based on employee performance and the fulfillment of individual performance targets.

To maximize employee engagement and enthusiasm, we keep optimizing and innovating incentive schemes and diversifying relevant mechanisms based on the existing programs. We have designed an employee stock ownership plan for executives and core employees, including two incentive measures - stock options and a performance-for-stock plan. The plan combines the objectives of core employees with the Company's long-term goals and interests, thereby encouraging employees to focus on and support the Company's long-term development through hard work. More than 1,200 employees, including 25% of our executives, have been granted stock equities under this plan, and 75% of stock equities were granted to executives and nearly 70% of stock equities were performance-based grants. In addition, to achieve robust operations and risk control, we have also set up a bonus deferral mechanism for senior management and risk-related roles. For senior executives, if compliance issues, serious dereliction of duty or significant risk issues are found, the Company will defer their incentive bonus under the one-vote veto system.

In terms of employee benefits, we provide comprehensive welfare packages for our employees. Apart from basic statutory benefits such as five social insurances and the housing provident fund, we grant a variety of other benefits to all employees, such as cash in holidays, return-to-work red packets after spring festival, birthday allowances, and annuities. We also provide additional annual leaves for employees who have been with the Company for five to ten years, in recognition of their hard work.

Employee Care

Lufax Holding cares for employees' health and wellbeing. In addition to the five social insurances and the housing provident fund, we provide them with additional health protection by purchasing package insurance such as medical, critical illness, accident, and life insurance. Meanwhile, we organize regular annual health checkups, and establish health archives, to help employees effectively track and manage their health.

Insurance guarantee
- Medical insurance
- Pension insurance
- Work injury insurance
- Unemployment insurance
- Maternity insurance
- Additional commercial insurance

Employee care
- Marriage leave
- Prenatal check-up leave
- Maternity leave
- Paternity leave

Holiday gifts
- Birthday gifts
- Seasonal festival gift package

Leisure and entertainment
- Tea room
- Employee club

Employee housing
- Housing provident fund

Special activities
- Festival activities
- Company celebrations

Health and safety
- Annual health checkups
- Professional health consultation
- Paid sick leave
- Health archive

Exclusive benefits
- Meal subsidy
- Traffic subsidy
- Return-to-work red packets after spring festival
- Social gathering
- Welfare annual leave
- Holiday afternoon tea
- Holiday benefits

Extensive Employee Benefits



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

To "bring tangible benefits to employees", our trade union organized the 2024 annual health check-up for all employees for "early detection, early diagnosis and early treatment" of diseases, building a "protective wall" for the health of the employees, and helping them to track their health and enhance their self-care awareness. In this way, the sense of acquisition and happiness of the employees was enhanced. In addition, the Company provides an annual basic first aid course to enable employees to master basic first aid knowledge and improve their ability to save themselves and others. Thus, they would be able to take correct rescue measures in emergency situations to effectively protect the safety of their own and the workplace.




First Aid Course

We strive to build a happy and harmonious workplace, and inject vitality into our employees by organizing diversified employee activities. Our trade union actively builds sports clubs, and invites employees good at certain fields to participate in the club and various trade union sports competitions. We also organized online attendance and points-based interactions, and conducted club activities with small cost and big effect.

We strive to provide our employees with a healthy, safe and comfortable workplace. The company attaches importance to the improvement of the work environment and hygiene management. We buy a variety of seasonal beverages for our employees according to seasonal changes, and place different green plants in the office and regularly replace those with poor growth. Besides, we carry out special work with property owners to eliminate pest problems during the mosquito season, reducing the incidence of pests in the Company and creating a comfortable, healthy and green workplace. In 2024, we renovated the air-conditioners in some of the meeting rooms at our headquarters, to ensure a suitable temperature in the workplace and provide a comfortable environment for our employees.

We focus on the investigation of potential safety hazards in the workplace, and have revised the Workplace Safety and Security Policy and the Duty Management Policy to standardize the workplace safety management process. The Company regularly conducts production safety campaigns and workplace fire drills and training to raise the safety awareness of all employees. In 2024, the headquarters office to carry out the safety in production promote 5 times, and strengthen the holidays workplace safety inspection and replace the advent fire extinguisher. We also launched a national special campaign for self-inspection and self-correction of fire safety hazards, identifying and rectifying 153 fire safety hazards. Meanwhile, we strongly advocate for green office practices, encouraging employees to save electricity, water, and paper, and properly sort waste.

Fire Safety Lecture

In November 2024, the headquarters held fire safety lecture and first-aid skills trainings. The session covered publicity on potential fire hazards and mitigation measures in the workplace and daily family life, as well as certification training on first-aid skills. And colleague representatives of various departments actively took part in them. The District Fire and Rescue Bureau analyzed and explained workplace fire cases, enhancing employees' attention to fire safety, their ability to respond to fires, and their mastery of first-aid skills. All institutions actively carried out fire safety publicity and drills. effectively improving employees' safety awareness and escape skills.



Fire safety lecture



Throughout the year

a total of **687**
safety knowledge publicity sessions

192
training sessions

192
emergency drills were conducted

More **Reliable** Finance

Adhering to the philosophy of "responsible governance based on integrity", Lufax Holding strives for long-term and sustainable development. To this end, we incorporate ESG concepts into corporate management, strengthen risk management, and elevate the level of corporate governance. "Staying customer-centric", Lufax Holding is dedicated to building a whole-process consumer rights and interests protection system, thereby preventing consumers' private data from leakage with sound information security mechanisms and protecting their rights and interests, such as the right to information and freedom to choose.

○ Performance Highlights

As of the end of the Reporting Period，The company carried out a total of 534 Party discipline activities, 264 integrity education activities, issued 50 case notices, and achieved 100% coverage of anti-corruption training for employees.

A total of 1,030 consumer protection publicity activities have been carried out, covering more than 16.13 million people。Among them, the " Senior Executives and Experts Talk About Consumer Protection " series has covered over 6 million people in total.

All information security management systems have successfully obtained ISO/IEC 27001: 2022 Information Security Management System certification, achieving 100% certification coverage for all business-related systems.

○ Responding to the following SDGs in this section:

 

3.


Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Consolidating Governance Foundation

Effective corporate governance structure and well-functioning risk management mechanism are critical to ensuring the fairness and reasonableness of the Company's decision-making as well as the sustainability of its business. Also, the sound corporate governance serves as the basis for promoting and implementing sustainable development strategies and addressing material ESG issues.



Corporate Governance

Lufax Holding conducts business in strict accordance with the Company Law of the People's Republic of China, Listing Rules and the Corporate Governance Code of Hong Kong Stock Exchange, the Sarbanes-Oxley Act of 2002 of the U.S. Securities and Exchange Commission and relevant regulations of the New York Stock Exchange. Besides, the Company has established a governance framework with well-defined authorities and responsibilities, contributing to regulated, robust and efficient corporate governance practices.

The Company understands that a diversified Board structure facilitates better decision making and drives business innovation and growth. This year, we formulated and implemented the Board Diversity Policy to clarify the basic principle of diversity in Board membership. In doing so, we are able to appoint a diverse board and achieve an appropriate balance in terms of gender, age, skills, cultural and educational background, professional qualifications and industry experience. This approach ensures the building of a more effective and well-regulated Board of Directors. Meanwhile, in assessing and selecting potential candidates for Board members, the Nomination and Remuneration Committee under the Board gives due consideration to the requirements of the Board Diversity Policy. The Committee reviews the implementation of the policy on an annual basis. Lufax Holding's Board of Directors had 9 directors, including 2 executive directors, 3 non-executive directors (including 1 female director) and 4 independent non-executive directors (including 1 female director).

Four committees are set up under the Board of Lufax Holding, namely Audit Committee, Nomination and Remuneration Committee, Consumer Protection and ESG Committee, and Risk Control and Compliance Committee. They are responsible for supervision, decision-making suggestions and consultations within specific scopes. All the committees operate in accordance with internal rules, such as the Charter of the Nomination and Remuneration Committee, Charter of the Audit Committee and Code of Business Conduct and Ethics. Moreover, they abide by the Company's policies and major strategic directions to effectively fulfill their roles in supervision and management, ensuring the robust operation of the Company.

Lufax Holding's Board of Directors

Audit Committee	Nomination and Remuneration Committee	Risk Control and Compliance Committee	Consumer Protection and ESG Committee
Chair Man: Mr. Rusheng YANG	**Chair Man:** Mr. Dicky Peter YIP	**Chair Man:** Mr. David Xianglin LI	**Chair Man:** Mr. Dicky Peter YIP
Member: Mr.David Xianglin LI, Ms. Wai Ping Tina LEE	**Member:** Mr. Rusheng YANG, Ms. Wai Ping Tina LEE	**Member:** Mr. Shibang GUO, Mr. Yong Suk CHO	**Member:** Mr. Shibang GUO, Mr. Yong Suk CHO

In addition, the Company actively provides training to all Board members in a variety of areas, including compliance management, risk control, anti-corruption, anti-money laundering, information security, climate disclosure and sustainable finance.



LUFAX HOLDING

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

2024 Environmental, Social and Governance Report | 31

Risk Management

At Lufax Holding, we prioritize corporate risk control and improve our risk management systems and procedures. Guided by the overall strategic development goals, we make risk management an integral part of our business operation to better manage risks with monitoring tools, implement risk quantification and evaluate risk performance. In this way, we can safeguard the Company's high-quality and sound development.

We have formulated and implemented various risk management policies, including the Comprehensive Risk Management Regulations, Credit Risk Management Measures, Compliance Assessment Management Measures, Management Policies of Operational Risk and Internal Control, Liquidity Risk Management Measures, Management Rules of Information Security, Contingency Plan for Major Emergencies. These policies clarify the principles, requirements and processes for risk management, so that we can manage risks effectively according to relevant policies.

Drawing on years of experience in risk management[1], our Board members provide actionable advice on risk management decision from a forward-looking perspective. At the same time, we have established a Risk Control and Compliance Committee under the Board, and a Risk Control and Compliance Executive Committee under the former Committee, thereby achieving all-round risk management in the Company that covers all the risks, lines, businesses, processes and employees.

Board of Directors: The highest decision-making body in terms of risk management and is responsible for the effectiveness of all-round risk management

Board-level Risk Control and Compliance Committee: Understand the major risks facing the Company and the management of such risks in an all-round manner, and is responsible for supervising the operational effectiveness of risk management system

Management-level Risk Control and Compliance Executive Committee: Manage corporate risks and enhance the risk management governance system

All employees: Employees from all functional departments in close collaboration to promote the establishment of a systematic, standard and efficient risk management mechanism



Board of Directors
Risk Control and Compliance Management Committee
Management Level
Risk Control and Compliance Executive Committee
(Chairman of the Board*, CEO, CFO, CRO)
Secretary-General
(CRO)
*Chairman of the Committee
Secretariat
Planning Department
Risk Management
Legal
Branding
Techn ology
Treasury

Risk management and control structure of Lufax Holding

1.As of the end of December 2024, among the board members of Lufax Holdings, Mr. Li Xianglin, an independent non-executive director, has extensive risk management experience and professional knowledge, and has served in senior management positions responsible for risk management in a number of companies. Prior to his current position, Mr. Li served as Vice President of Risk Management and Investment at Prudential Financial from March 2016 to June 2017, and as Managing Director and Head of the Risk Management Group at China International Capital Corporation Limited from June 2008 to February 2012.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

In order to effectively manage all risks in the course of operation, the Company has established risk management-centric three lines of defense to prevent and mitigate risks for a stable operation and development.

1
The First line of defense

Composed of business departments and is responsible for identifying, assessing, responding to, monitoring and reporting risks in the front end of business.

2
Second line of defense

Composed of the Board-level Risk Control and Compliance Committee, the management-level Risk Control and Compliance Executive Committee as well as risk management functional departments, and is responsible for the development of various risk systems, standards and limits.

3
Third line of defense

Composed of the Board-level Audit Committee and the Internal Audit Department and is responsible for supervising the existing risk management process, risk control procedures and activities within the Company.

"Three-Lines of Defense" for Risk Management at Lufax Holding

This year, we further improved our all-round risk management system. We divided risks into 12 categories, identified 16 main risks under these categories, and assigned them to relevant departments for special management. Meanwhile, in the course of risk identification, we assessed ESG-related risks and incorporated them into our all-round risk management system. For instance, the risks related to consumer information security and privacy protection were included into the information security risk, those related to procurement and employees were included into the operational risk, those related to anti-corruption and anti-money laundering were included into the compliance risk and risk of money laundering, and those related to IT disaster recovery caused by extreme climate conditions were included into operational risks.

All-round risk management	Strategic risk	Credit risk	Compliant operation risk	Information technology risk	Brand reputation risk	Liquidity risk	Capital risk	Asset quality risk	Concentra-tion risk	Market risk	Risk of non-transparency in organiza-tional structure	Non-insurance sector risk
Major risks	Risk of planning Risk of implementation	Consumer credit risk Industry credit risk	Compliance risk Operational risk Risk of complaint Risk of money laundering Risk of related party transactions	Information security risk Information compliance risk Risk of sci-tech operation Risk of sci-tech R&D	Risk of public opinion occurrence Risk of public opinion settlement	Liquidity risk level	Risk of liquidity reserve	Risk of capital sufficiency	Risk of investment concentra-tion	Risk of debt loss	Equity structure risk	Risk of interest rate
Responsible departments	Planning department	Risk management department	Legal compliance department	Technology center	Brand publicity department	Capital department						

All-round Risk Management System of Lufax Holding



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

To further improve the business risk management, we have made the following planning:



Sales quality control 1

We inspect the implementation of the pre-loan "4+4" standard by sales personnel, record sales activities in system, and carry out real-time verification through data and information technology.



Optimization of the risk control model 2

We strengthen the risk identification and assessment management of high-risk customers, and enrich customer labels by including transaction-related data that reflect the borrower's cash flow status, such as account statement, to optimize the risk control model.



Anti-fraud System Construction 3

An anti-fraud management system covering the entire process of both new accounts and existing accounts has been established. Through 20+ types of clue detection, it has achieved fund release interception for accounts under application and early warning for existing accounts.



Differentiated Regional Management of Housing Mortgage 4

Based on the real estate market trends and property value assessment in various regions, we will establish differentiated risk access and control strategies adapted to local economic development, and grant institutions risk decision-making authority with different quota scopes. This aims to reasonably control credit risks while fully exploring business opportunities.

In addition, we devote a great deal of effort to raising the risk management awareness among employees. To this end, we carry out risk management training for all employees, both online and offline.

Compulsory courses for all employees

We provide compulsory courses on risk management for all employees on the Zhiniao platform, followed by assessments. These courses cover legal, regulatory and supervisory requirements for all-round risk management, responsibilities of relevant functional departments, the risk appetite system and other contents.

Exchanges and seminars on risk control

We regularly organize offline exchanges and seminars on risk control for employees from the Risk Management Department, covering risk control policies, all-round risk management system, etc.

Publicity activities on risk control

We send the risk control promotion materials to all employees via email on a weekly basis. The promotion materials include updates on risk control policies, early warnings on industry risks and bond default risks.





Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Business Practices

Compliance Management

Lufax Holding always adheres to the principle of compliant operation. We strictly abide by the requirements of relevant laws and regulations in the countries and regions where we operate, such as compliant operation, information protection, occupational health, and environmental protection.

1 Primary Policies

Compliance Management Measures

2 Secondary Policies

The Management Measures of Related Party Transactions, the Anti-Money Laundering Management Measures, the Management Measures of Personal Information Protection, the Operational Risk Management Measures, the Intellectual Property Management Measures, Compliance Assessment Management Measures

3 Tertiary Policies

The Related Parties Information Management Guide; the Guide for Internal Audit on Related Party Transactions, the Fair Pricing Management Guide

Compliance System of Lufax Holding

We have established a compliance management structure with well-defined responsibilities. According to the structure, an Internal Control Team, a Legal Team, a Compliance Office and a Policy Research Office have been established under the Legal Compliance Department. Each team is responsible for different priorities on compliance management, jointly ensuring the sound and compliant operation.

Compliance Management Structure of Lufax Holding

Internal control team — Responsible for reporting major operational risk events, collecting loss data, assessing operational risks and internal control management, and tracking key risk indicators.

Legal Team — Responsible for litigation management, litigation guidance, internal legal consulting, and legal review.

Compliance Office — Responsible for compliance review, data compliance governance, policy management, and anti-money laundering.

Policy Research Office — Responsible for interpreting the latest policies related to business operation and related transaction management, and carrying out policy-related research based on the latest corporate strategy.



In addition, we always pay attention to the updates of laws and regulations. During the Reporting Period, the Policy Research Office under the Legal Compliance Department interpreted 23 major policies related to core businesses. The office also analyzed the gap between new policies and the Company's current situation, implemented rectification plans, and organized the outcome acceptance. In 2024, we interpreted the following ESG-related policies:

- **One policy on corporate governance:** Notice of the National Financial Regulatory Administration on Further Strengthening the Supervision of Local Financial Institutions

- **One policy on safeguarding consumer rights and interests:** Regulations on the Implementation of the Law of the People's Republic of China on the Protection of Consumers' Rights and Interests

- **Four policies on supporting small and micro businesses:** Notice of the General Office of the National Financial Regulatory Administration on Doing a Good Job in Inclusive Credit Work in 2024, Guiding Opinions of the National Financial Regulatory Administration on Effectively Completing the "Five Major Financial Articles" in the Banking and Insurance Industries, The Central Economic Work Conference in 2024, Notice by the National Financial Regulatory Administration Regarding Effectively Providing Loan Renewal Services and Improving Financial Services for Micro and Small Enterprises

To enhance employees' compliance awareness, we carry out a variety of compliance training and publicity through online training platform, offline exchanges and targeted emails at regular intervals. During the Reporting period, Lufax Holding has conducted a total of 52 compliance publicity sessions and 6 compliance training programs. Among these, in September, we launched a live-streaming training session on personal information protection" via the Zhiniao Platform, hosted by Manager Bao Gangqiao from the Legal Compliance Department of the headquarters. This training covered personal information protection regulatory system, including the legal and supervisory frameworks, the basic contents and the core principles of the Personal Information Protection Law, and cases of violations involving personal information infringement. This live-streaming training attracted over 2,000 participants. The hybrid format trainings significantly enhanced the legal compliance awareness of personal information protection among all employees and enriched their knowledge in this field.

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix





Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Related Party Transactions Management

Lufax places high emphasis on related party transactions management and fully acts on the laws and regulations. We have established an ex-ante, in-event and ex-post management mechanism for related party transactions for comprehensive and effective management and monitoring. During the Reporting Period, we held 2 meetings of the Related Party Transactions Committee and deliberated 10 proposals.



Ex-ante
Establish mechanisms for managing related party transaction budgets and approving special quota;

In-event
Review/Deliberate each related party transaction based on the approval for general and major related party transactions;

Ex-post
Summarize quarterly statistics of the actual related party transactions.

Shareholders' Meeting and Board of Directors Level

Reviewing related party transactions, expressing opinions
Reviewing related party transactions budget

Board-level Audit Committee

New York Stock Exchange Listing Rules

Hong Kong Stock Exchange Listing Rules

Shareholders' Meeting → Approving related party transactions matters

Independent Board of Directors' Committee

Board-level Audit Committee → Provide shareholders' opinions on related party transactions matters

Company Management Level

Related Party Transactions Management Office

Related Party Transactions Committee

Legal Compliance Department | Finance Department | Board Office | Capital Department | Planning Department

Related Party Transaction Management Structure of Lufax Holding


Business Ethics

Lufax always upholds the core value of integrity and fairness in business operations. Board-level Risk Control and Compliance Committee supervises the business ethics management. We strictly comply with the Anti-Corruption Law of the People's Republic of China, the U.S. Foreign Corrupt Practices Act and other applicable laws and regulations in the places where we operate. We have developed and implemented the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. Such efforts reflect our firm opposition to behaviors violating business ethics, such as corruption, bribery and money laundering. Meanwhile, the Audit and Supervision Department audits the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. at least every three years. The department regularly reports to the Board-level Audit Committee on the issues identified by the audits, which cover all operations of Lufax Holding.

Code of Business Conduct

Lufax pays attention to the impact of business ethics on the Company, shareholders, customers, employees, partners and other stakeholders. In strict compliance with laws and regulations of various industries and regions, we contribute to creating a stable, safe, just and equitable financial market environment.

Employee Code of Business Conduct

The Company specifies the "5 norms"[2] and "12 prohibitions"[3], emphasizing the "bottom line of compliance" and the "red line of conduct". By regulating employees' business conduct, we prevent the occurrence of unlawful, illegal and undisciplined behaviors.

Corruption and bribery

The Company cracks down on all types of commercial bribery and corruption, including commercial bribery for any purpose such as seeking a competitive advantage or obtaining business opportunities. During the Reporting Period, we improved the anti-corruption policy system that consists of three lines of defense and issued the Management Measures for Developing a Clean and Honest Financial Culture. These efforts aim to integrate a clean financial culture into all aspects of business development. We also revised the Prohibition, Instruction and Warning Punishment System by introducing additional violations and corresponding punishments.

First line of defense

The Basic Management Measures for Business Personnel and the Basic Management Measures for Channel Frontline Personnel

Second line of defense

The Expenses Management Measures and the Employee Handbook

Third line of defense

The Prohibition, Instruction and Warning Punishment System, the Code of Conduct on Anti-Bribery and Anti-Corruption and the Regulations for Internal Audit on Anti-Money Laundering

 Case: "Zero Tolerance" Campaign

During the Reporting Period, we launched a "Zero Tolerance" campaign across the entire company, establishing a total of 27 special work teams and holding a kick-off meeting. This provided strong organizational support for the effective implementation of various work requirements. Additionally, we intensively carried out system promotion and education through diverse formats, including special meetings, seminars, training courses, pamphlets, posters, morning briefings, and Zhiniao courses, comprehensively enhancing employees' awareness of systems and improved their ability to implement systems.

2. The "5 norms" specify the code of conduct for safeguarding the Company's rights and interests, including consumer rights and interests protection, compliance with laws and regulations, commercial secret keeping, honesty and integrity, and performance of duties.

3. The "12 prohibitions" include major offenses such as criminal offenses, insider trading, sales violations, bribery, abuse of power for personal gains, malpractice, benefit transfer, secret leakage, infringement of reputation, system sabotage, and sexual harassment. In addition, the prohibitions cover internal disciplinary offenses such as violations against the rules on remuneration management or allocation, fraudulent attendance, and the provision of and assistance in the provision of materials for fraudulent attendance.

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

**More Reliable
Finance**

More Sustainable
finance

Appendix

Anti-Money Laundering and Anti-Terrorist Financing

We have formulated and implemented the policies on anti-money laundering and customer information identification, such as the Anti-Money Laundering Management Measures, the Management Guide for Monitoring Anti-Money Laundering List and Compliant Sanction, the Anti-Money Laundering and Anti-Terrorist Financing Management Policy and the Management Guide for Suspicious Transaction Reporting. Meanwhile, an Anti-Money Laundering Team has been set up to lead and coordinate relevant work. We use the Ping An Shield system to carry out anti-money laundering work, such as compliance list screening, customer due diligence, customer money laundering risk rating, and alert investigation. In addition, we also impose controls such as due diligence and account freezing for blacklisted customers and prohibit relationships with customers identified on terrorism-related and other high-risk lists.

Anti-Monopoly and Fair Trading

At Lufax Holding, we comply with anti-monopoly laws and regulations in business operation and conduct impartial evaluations to review the legality and compliance of business transactions such as mergers and acquisitions. We establish an effective mechanism for monitoring and implementing anti-monopoly activities to supervise various departments in improving their internal control measures and risk control mechanisms. Moreover, we ensure that donations and support do not undermine the fairness of business competition by strictly managing charitable donations and sponsorship. We pledge not to establish a monopolistic alliance or interest group with large-scale market competitors, nor to set predatory pricing as a strategy due to our large market share.

Fair Procurement

The Company strictly observes the Ping An Group's Policy Statement on Sustainable Supply Chains, Detailed Measures for Management of Procurement Business Suppliers and other regulations. We adhere to the principle of openness, fairness, justice and efficiency throughout bidding, bid opening and evaluation, and complaint handling, and accept supervision from suppliers and customers.

Employee Rights and Interests Protection

We respect our employees and prioritize the protection of their legitimate rights and interests. We eliminate inequalities due to gender, geography, age and other attributes in employee recruitment, remuneration and benefits, training and development, and promotion. Besides, we prohibit the use of child labor and forced labor.

Public Complaints and Proposals Management

We hold the attitude of zero tolerance on business ethics violations. We have established smooth reporting channels, encouraging all employees, suppliers and other stakeholders to report any potential or existing business ethics violations through official website, mail, letter, hotline and others. Meanwhile, we have formulated the Public Complaints and Proposals Management Regulations. It is clearly specified that the personal information of whistle-blower, reporting and denunciation materials, as well as other relevant information shall not be disclosed, to protect the whistle-blowers. In practice, the audit personnel desensitize original materials and create a reporting file. Any reporting file must be strictly audited before sending out, and must be followed up and supervised by dedicated personnel afterward. During the Reporting Period, the Company was not involved in any litigation related to business ethics.





Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Business Ethics Training

The company attaches great importance to and promotes the culture of integrity and probity, thoroughly implements the work requirements of strictly governing the Party and combating corruption and advocating integrity, and integrates the probity culture into daily business management. In 2024, the company organized a total of 534 Party discipline activities and 264 integrity education activities. Through diversified forms such as the study of Regulations, special lectures and warning education, it achieved 100% coverage of integrity education for employees. Secretaries of Party organizations at all levels gave 31 Party lectures in total, with 35 Zhiniao course trainings and 7 offline themed activities, forming a three-dimensional education pattern with online and offline linkage. We produced 96 sets of original integrity posters, cartoons and videos, and conducted 50 warning case notifications. Through the full coverage of publicity positions, we integrated the probity culture into the office environment, business processes and employees' daily code of conduct. We carried out 17 targeted guidance and supervision sessions, focusing on strengthening the compliance awareness of personnel in key positions, promoting the implementation of business ethics requirements in business management, and achieving remarkable results.



During the
Reporting Period ,
We carried out

264
integrity education
activities

534
Party discipline
activities

50
warning case
notifications

Anti-corruption
trainings covered
100%





Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

Intellectual Property Rights Protection

Lufax Holding prioritizes the protection and management of online and offline intellectual property rights at home and abroad. We strictly comply with the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China and other relevant laws, regulations and normative documents applicable in where we operate. We have established internal regulations such as the Management and Protection Measures for Intellectual Property Rights, the Management Measures for the Protection of Trademark Rights and the Management Measures for Patent Protection. These regulations have clarified the framework and duties of intellectual property protection, expense management of intellectual property, management of intellectual property projects, etc. By the end of the Reporting Period, the Company had obtained a total of 762 authorized patents and 286 copyrights, including 273 software copyrights and 13 work copyrights, and a total of 837 registered trademarks cumulatively.

Protecting Our Intellectual Property Rights

With a focus on protecting innovative achievements, we practice the requirements of intellectual property laws and regulations. We have established comprehensive management measures and mechanisms for patent application, trademark registration, litigation and rights protection, aiming to effectively safeguard our legitimate rights and interests.

Respecting Others' Intellectual Property Rights

We respect the intellectual property achievements of others, and strictly prohibit employees from infringing upon intellectual property rights. Moreover, we have established an advocacy mechanism for intellectual property rights, through which we are able to carry out various forms of training and promotions on intellectual property rights on a regular or irregular basis.

Besides, we hold regular promotion events on intellectual property rights for employees to enhance their awareness of compliance with and protection of such rights.

By the end of the Reporting Period



The Company had obtained a total of

672 authorized patents

286 copyrights

Including **280** software copyrights

13 work copyrights

A total of **837** registered trademarks cumulatively




Promotion for Intellectual Property Rights



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Redoubling Efforts to Protect Financial Consumers

Financial consumers are an important driving force for the sustained and sound development of the financial industry. As strengthening the protection of their rights and interests can prevent and resolve financial risks efficiently, it is of great significance in enhancing the confidence of financial consumers and maintaining financial security and stability. Adhering to the mission of "Finance for people", Lufax Holding improves the mechanism for protecting the rights and interests of financial consumers, optimizes the internal training system in this regard, and safeguards their property and the legitimate rights and interests, such as the right to know and the right to fair trade. At the same time, we join forces with local institutions to publicize financial knowledge among consumers, to improve their financial risk awareness and safeguard their assets".



Safeguarding Consumer Rights and Interests

Upholding the operational principle of "protecting consumer rights and interests and being consumer-centric", Lufax regards "protecting the legitimate rights and interests of consumers" as one of the core drivers for its strategic development. The Company continues to improve the overarching mechanism of consumer rights protection, establish a comprehensive internal training mechanism, and create a whole-process system for consumer rights and interests protection, to effectively safeguard the legitimate rights and interests of consumers.

Well-Established Top-Level Design

We strictly observe the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, and other relevant laws, regulations, and national or industry standards where we operate. We also keep improving 8 policies on consumer protection, including the Policy on Review of Consumer Rights and Interests Protection, the Policy on Information Disclosure of Consumer Rights and Interests Protection, the Methods for the Management of Consumer Rights Protection and the Policy on Assessment of Consumer Rights and Interests Protection. We are committed to ensuring that the entire end-to-end process is governed by established rules and systems, standardizing operational mechanisms and business practices to comprehensively safeguard consumer rights.

The Company has established a Consumer Protection and ESG Committee at the board level, under which a Consumer Protection Management Committee is set up. This Management Committee is responsible for developing and improving the system and management framework for consumer rights protection of Lufax, and regularly reporting to the Consumer Protection and ESG Committee. Lufax has established a Consumer Rights Protection Department, which takes the lead in organizing and implementing the various requirements on consumer rights protection work set by Lufax's Consumer Protection Management Committee, and organizes, coordinates, supervises and guides member companies in conducting consumer rights protection work. Each member company, as an independent legal entity responsible for consumer rights protection management, shall integrate consumer rights protection into corporate governance, corporate culture development and business development strategies, and establish and improve various working mechanisms for consumer rights protection. Local branches have set up independent Consumer Rights Protection Departments, and allocate personnel and coordinate resources to implement specific work related to consumer rights protection.

Consumer Protection and ESG Committee at the Board level	It is responsible for formulating strategies, policies and objectives for consumer rights protection work, conducting overall planning and guidance for such work, integrating consumer rights protection into business development strategies, corporate culture building and corporate governance evaluation, and supervising the effective implementation and fulfilment of the strategies, policies and objectives for consumer rights protection.
Consumer Protection Management Committee	It is responsible for establishing and improving the system framework and management system for consumer rights protection of Lufax, implementing the relevant resolutions of the Board of Directors on consumer rights protection work, and reviewing the relevant work of the consumer rights protection department. It promotes Lufax and its member companies to establish an integrated consumer rights protection management structure to achieve full coverage of consumer rights protection management, and regularly reports the implementation progress and results to the Board of Directors and the Consumer Protection and ESG Committee.
Consumer Rights Protection Department	It is responsible for leading to organize and implement the work of consumer rights protection required by Consumer Protection Management Committee, and organizing, cooperating, supervising and conducting member companies to develop the work of consumer rights protection.
Consumer Rights Protection Department of each member company	As an independent legal entity responsible for consumer rights protection management, it undertakes overall responsibility for the Company's consumer rights protection management work. In accordance with the overall objectives and policy requirements of relevant regulatory authorities and Lufax, it establishes and improves the organizational structure, allocates personnel, coordinates resources to implement consumer rights protection management, and ensures the independence, authority and professionalism in the conduct of consumer rights protection work.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

We have established a comprehensive ex-ante, in-event and ex-post review mechanism for consumer protection, which employs digital tools to enhance scrutiny, proactively identify and prevent key issues, in a bid to prevent any potential infringements on consumer rights and interests. Concurrently, we continuously refine our internal review processes and define the scope of review more clearly. We also integrate consumer protection reviews into standard business operations, and assess consumer protection more rigorously.

Ex-ante

- We have established a consumer protection outpost mechanism to ensure 100% pre-launch review. For new products, new processes, new businesses and major projects, a comprehensive review is conducted before their market launch to ensure compliance and the proper implementation of consumer rights protection measures. We have also built a digital system and review archives to ensure full traceability of review records, and are exploring intelligent review methods for documents and materials.

In-event

- During the operation of products and services, we intelligently identify and monitor risk events and data anomalies. Through the progressive process of consumer protection notification, rectification, and supervision, we promote the rectification of issues to safeguard consumers' rights and interests.

Ex-post

- Regularly conduct a specific audit on the implementation of consumer rights protection in products and services, and track the rectification of identified issues to drive optimization and improvement.

- Establish an evaluation mechanism for consumer protection to drive the implementation of various consumer protection tasks.

- Conduct annual audits of consumer rights and interests protection at regular intervals.



Consumer Protection Review Mechanism

In 2024, Lufax conducted a special internal audit with a focus on consumer protection, examining the Company's mechanisms and operations for consumer rights protection, the management of the eight consumer rights, and the execution of consumer protection reviews. Reasonable recommendations for enhancements were formulated to continuously improve the Company's consumer rights protection.





Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

Internal Training

Lufax Holding has taken multiple measures to foster a sound atmosphere for consumer rights protection and enhance employees' capabilities in this area. On one hand, it has strengthened training on consumer rights protection knowledge, adopting a dual-driver approach of "learning plus practice". It has carried out diverse training programs with rich content, covering employees at all levels, with a total of 1,132 training sessions held and 219,000 employee participations.

Meanwhile, to build a work pattern of "consumer rights protection for all employees and across the entire business chain", we organized a competition themed "March Forward with Quality Service, Strive to Be Pioneers in Consumer Rights Protection" for all employees. Aiming to promote learning through competition, this activity helped improve employees' literacy in consumer rights protection. For online activities, we organized a consumer rights protection quiz for all employees to encourage teams to pursue excellence and compete for honors. For offline activities, we held various activities such as consumer rights protection-themed speeches, interesting quizzes, arena challenges, consumer rights protection riddles, and situational performances to select the "Top Experts in Consumer Rights Protection". A total of 25,000 employees participated in the competition, with a participation rate of 96.3% and a pass rate of 99.7%.

 **Case: Training on Consumer Protection Skills Enhancement**

To thoroughly implement the people-oriented development philosophy, fulfill the political and people requirements of financial work, Lufax effectively consolidates the primary responsibility of financial institutions for consumer rights protection, and fully grasps the consumer protection management requirements from the regulatory perspective. In 2024, Lufax carefully organized a training program on enhancing consumer rights protection capabilities for its national consumer protection team. The training systematically interpreted the development background of consumer protection policies and regulatory formulation, and deeply explained the important significance of consumer protection work. Through in-depth analysis of actual cases, it clarified the key focuses, points, and difficulties of consumer protection review, effectively improving the team's professional capabilities in this area. This promotes the development of consumer protection work toward refinement and professionalism, prevents risks in products and services at the source, and effectively safeguards the legitimate rights and interests of consumers.



During the Reporting Period

A total of **1,132** training sessions held

219,000 employee participations

A total of **25,000** employees participated in the competition,

participation rate of **96.3%**

pass rate of **99.7%.**



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix



Consumer Protection Practices

The Company rigorously oversees areas such as responsible marketing and debt management to more effectively enforce the protection of financial consumer rights. With our products, we strive to safeguard the legitimate rights and interests of financial consumers.

 Responsible Marketing

We have formulated and improved relevant marketing, advertisement and sales policies, such as the Internal Management and Monitoring System of Marketing Activity. With these efforts, we regulate the Company's code of marketing and publicity conduct, and clarify the review and approval process for marketing and publicity materials as well as the penalty mechanism for non-compliance.

To oversee the compliance of marketing activities, we conduct annual audit on compliant marketing. Meanwhile, we conduct a compliance review of marketing materials every quarter to ensure that all marketing content and forms align with regulatory guidelines and are appropriate and accurate. The efforts help prevent any exaggerated or false publicity. During the Reporting Period, there were no marketing violations reported.

We also focus on enhancing the compliance marketing awareness of our employees. Through induction training and special training, we clarify the requirements related to responsible marketing to relevant personnel. We also proactively carry out publicity activities such as compliance week and compliance month, daily meetings, and case studies.

 Debt Management

We adhere to the collection principles of "compliance with laws, equality and fairness, and protection of privacy", and have formulated and implemented the Collection Policy Statement, Basic Management Measures for Post-Loan Service Personnel and a series of internal systems related to service quality management. We have established and improved a management mechanism for collection operations, standardizing collection workflows and behaviors. This ensures equal protection of the legal rights and interests of both customers and the Company, and conducts collection activities based on objective facts, while ensuring information security throughout the entire collection process.

We subdivide customers according to their loan types, ratings, overdue periods, etc., and differentiate collection strategies. Taking into account customer service experience, we remind customers of timely repayment through message and AI outbound calls. For customers who are frequently overdue and lack good repayment habits, we, supported by AI, strengthen the monitoring and reminder of their repayment in a targeted way.

In response to customer demands for loan modification, we have developed special policies and process standards. In specific, we provide such loan modification options as settlement concessions and loan restructuring for consumers with repayment difficulties, and consumers can adjust their existing loan applications as appropriate to increase their loans and reselect repayment periods. We conduct a special review based on their qualifications and actual needs, and handle their applications as specified.

To enhance the awareness of compliant collection among relevant personnel, we regularly provide face-to-face training and online lectures on collection-related policies and guidelines. By doing so, we ensure that collection personnel strictly abide by laws, regulations and standards.


Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Consumer Finance Education

Adhering to the "people-centered" concept, Lufax focuses on "empowering consumers to improve their financial literacy" in consumer protection education. To this end, we make continuous efforts to convey consumer protection concepts by improving consumers' financial literacy and risk prevention awareness. In 2024, the Company set up the consumer protection service section on our official WeChat public account and our mobile app. This section includes modules such as privacy protection, service channels, security measures, service guidelines, and financial education to help users protect their information and rights. This effort reflects our commitment to listening to our customers and safeguarding their interests. We also launched a series of online anti-fraud videos and posters with Sina Black Cat Complaint Platform to remind the public to be vigilant against online scams.

Targeting vulnerable groups with lower financial risk resilience, such as the elderly, new citizens, and children, Lufax partners with regulatory bodies, community organizations, and schools to distribute anti-fraud brochures and conduct engaging campaigns. By using a mix of educational and entertaining activities, our goal is to raise public awareness of financial risks and to help better protect people's "wallet" security. Lufax Holding has innovatively created a "Party Building + Consumer Protection + Public Welfare" model. Giving full play to the role of primary-level Party organizations, it has established "Party Building and Consumer Protection Vanguard Teams" to promote financial education activities nationwide. Additionally, by forming the "Ping An Financial Knowledge Volunteer Lecturing Group," it has reached remote areas, underdeveloped areas, and ethnic minority areas to provide consumer groups such as the elderly, juveniles, new residents, and other special groups, with targeted publicity on financial knowledge, dissemination of people-benefiting policies, exposing of illegal financial activities and telecom fraud tactics. In 2024, a total of 1,030 such activities were carried out, covering over 16.13 million people. Furthermore, the Company's senior management have conducted a total of 221 customer reception sessions and proposed 235 initiative plans. The Company has also launched 7 sessions of the "Senior Executives and Experts Talk About Consumer Protection" series. Through this inside-out approach, the Company has consolidated its consumer protection work, covering a total of over 6 million people.

In the future, we will continue to innovate in the forms of consumer protection education, make financial knowledge more accessible for consumers, and provide accessible, interesting, and practical financial information. By prioritizing the rights and interests of financial consumers, we aim to effectively enhance consumers' sense of financial access and happiness, offering a warmhearted and comprehensive financial service.



In 2024

A total of
1,030 such activities were carried out

Covering over
16.13 million people

The Company's senior management have conducted a total of **221** customer reception sessions

Proposed
235 initiative plans

Through the "Senior Executives and Experts Talk About Consumer Protection" series were launched, consolidating consumer protection work in an inside-out manner, covering a total of over **6** million people



Introduction to Lufax Holding
Message from Chairman
2024 Performance Highlights
Sustainable Development strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable finance
Appendix



Protecting Information Security

Lufax Holding always attaches importance to information security and users' privacy protection, and strictly complies with the Cyber Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, and other relevant laws, regulations. During the Reporting Period, we completed the revision and update of 40 documents related to information security management, including the Management Rules of Information Security (2024 amendment). At the same time, we have formulated and published the Statement of Lufax Holding Information Security Management Policy and Lufax Holding Limited Privacy Protection Statement. The two documents make it clear that individual users have the right to access, correct, delete and revoke his/her personal information on our platforms to protect users' privacy. The aforementioned information security-related systems, statements and guidance apply to all relevant business lines and subsidiaries of Lufax Holding, as well as third-party personnel with access to information assets.



Information Security Management Committee
Director
Served by CEO
Responsible for overall information security
Secretary General
Served by CTO
Responsible for coordinated management of information security
Deputy Directors
Served by the head of information security, CMO, CFO, COO, CRO, CPO, CSO, etc.
Responsible for formulating and updating information security management measures, guiding the implementation of all information security tasks, etc.
Commissioner
Served by the head of the relevant departments
Responsible for conducting comprehensive assessments on security risks and impacts from a departmental and company-wide perspective, providing guidance and making decisions on information security efforts
Functional Departments
Responsible for the organization and implementation of specific information security management under the guidance of the Information Security Management Committee, and organizing assessment and management on internal information security risk

Information Security Management Structure

Lufax continues to improve our information security management structure and have established an Information Security Management Committee. This committee leads the Company's information security management efforts. The Committee members are all certified in the field of information security to ensure the expertise and effectiveness of the management, providing a solid safeguard for the Company's information security.

To motivate the effective execution, management and supervision of data security measures, we have officially incorporated data security indicators into performance appraisals, and established a three-level information security appraisal system consisting of the Company, departments and employees. At the Company level, we adhere to Ping An Group's information security assessment standards, making our information security performance a crucial component of the comprehensive performance evaluation. At the departmental level, we conduct assessments of each department in accordance with the Company's established information security policies. At the individual employee level, we integrate information security metrics into the employee performance evaluation system, including key indicators such as the number of major information security incidents, re-detect rate of Blues vulnerability, the completion rate of sensitive field encryption.

Additionally, we are actively pursuing external information security system certification. All the information security management systems that involved in our businesses are accredited by ISO/IEC 27001: 2022 information security management system certification, with 100% coverage.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Information security management measures

During operations, we strictly manage access control, storage encryption, and hierarchical management of customer information.

Access control

- Use the security policy of Cyberark integrated jump sever to conduct strict personnel identity authorization for all access to production and test servers, make video recording and review operation records regularly.

- Accurately identify customers' sensitive information, and set multiple access authorities to sensitive data, such as double-factor authentication (account password plus cell phone verification code/account password plus Ping An token).

- Regularly sort out and control sensitive authorities related to customer information queries and strictly follow the "least privilege"7 principle to ensure the security and confidentiality of customer data.

Encryption of storage

- During operations, we collect data from third parties in strict compliance with the laws and regulations in places where we operate, and delete data timely as per regulations to minimize the retention of customers' private information.

- Use national commercial cryptographic algorithms to encrypt the storage of sensitive customer information such as cell phone numbers and biometric data.

Classification and hierarchical management

- Develop a well-established data management system for the entire life cycle of data collection, transmission, storage, use, exchange and destruction and classify data in a hierarchical manner according to established standards to strengthen the control of data assets.

Note: The "least privilege" principle refers to giving a user the minimum levels of access or permissions needed to perform his/her job functions, ensuring that permissions are minimized.

For APP information security management, we carry out a comprehensive assessment on the security of personal privacy collection, security vulnerabilities, malicious codes, non-compliant contents, etc. through technical testing and expert analysis to identify potential APP information security risks and ensure that APP information is collected in compliance with regulatory requirements.


Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

For information security audit, we proactively organize internal and external information security testing and audit every year to ensure the effective implementation of information security management. During the Reporting Period, we carried out a total of 36 internal and external audits. These included 24 internal audits, including 12 access audits, 8 outsourcer audits, and 4 branch audit; as well as 12 external security tests, which included 5 privacy compliance tests, 6 information security level protection assessments, and 1 ISO 27001 surveillance audit.

For collaboration with suppliers, we have formulated the Information Security Guidelines - Third Party Management for information security management of suppliers and clarified information security clauses in the contracts signed with suppliers. We require suppliers to establish data security and privacy protection-related policies that are in compliance with Lufax Holding's requirements. Except for service or transaction purposes, we never divulge, sell or provide personal data to any third party. Additionally, we proactively carry out ex-ante, in-event, and ex-post review of suppliers to ensure comprehensive protection of information security.

Ex-ante

- Before adding new suppliers, we conduct detailed assessment on the information security capabilities of suppliers and record the results in the supplier management platform for subsequent management and tracking

In-event

- To gain a comprehensive understanding of the current state of their information security management, we update supplier ratings on the supplier management platform regularly and send questionnaires to those with low ratings

Ex-post

- Conduct periodic on-site inspections of suppliers' management information security of. If any issues are identified during the inspection, they must be rectified. If suppliers are unable to fulfil standards even after rectification, their contracts will be terminated.



During the Reporting Period

We carried out a total of **36** internal and external audits

These included **24** internal audits

Including **12** access audits

8 outsourcer audits

4 branch audit

12 external security tests

Included **5** privacy compliance tests

6 information security level protection assessments

1 ISO 27001 surveillance audit



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

In addition, Lufax Holding takes proactive and reactive measures to prevent and respond to data leakage incidents:

Proactive Measures

Vulnerability management	We perform regular vulnerability scans on servers and applications, address any identified vulnerabilities in a timely manner, conduct regular penetration testing on servers connected to the Internet and take immediate action to address issues.
Account security control	We implement a closed-loop control system for account security, utilizing model monitoring, automatic account blocking and security guidance to prevent account theft, sharing and other breaches, thereby reducing the risk of data leakage.
Security operations platform	The platform is designed to monitor 7 major risk scenarios covering the Internet, host, terminal, application, database, employee and public opinion, and alert and respond to information security incidents.
Security automation operations platform	During the Reporting Period, our team independently developed a security automation operations platform designed to automate monitoring and response and digitalize security operations. By leveraging data from our internal security infrastructure and harnessing the power of an algorithmic engine driven by expert defined rules, the platform has successfully debuted an automated incident response system that reduces incident response times to minutes. In the HW (a national network attack & defense drill) network attack test organized by the MPS and the Shanghai Communications Administration, the platform automatically handled over 5,598 attacks, with an average response time of just 2 minutes. The efficiency in incident response and mitigation was improved by over 90% and human effort was reduced by over 70%, providing solid protection for the security and stability of core business operations.
Secure Development Life Cycle (S-SDLC) technology	Different departments collaborate with each other to secure every aspect of financial product development, and set up evaluation, review and testing processes at each stage to fully guarantee the security of financial products.

Demand Analysis	Design	Development	Testing	Delivery
Business Security Review	**Demand Security Review**	**Coding Security Guidelines**	**Appl Security Testing**	**Final Security Review**
● Fully Communicate with business parties to understand their requirements, and clarify security requirement (with a focus on key businesses)	● Assess system design solutions ● Security review ● Reporting of foreign related data	● Assess the security of development tools ● Formulate coding specifications and implement security functions/development framework	● Conduct white box testing to scan code security ● Perform black box testing to scan Web/mobile applications ● Validate system defense capabilities through penetration testing	● Final Security Review ● Approve the launch after confirming that known risks have been resolved or mitigated ● External public opinion monitoring ● External penetration testing ● Emergency response

S-SDLC Process



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

Reactive Measures



- Develop emergency plans: Including Data Security Emergency Plan, High Risk Vulnerability Emergency Plan, Phishing Email Emergency Plan, DDoS Emergency Plan, etc.



- Establish reporting channels for information security leakage incidents: Information security leakage incidents can be reported through three channels: WeChat official account, Happy Ping An APP, and web-based Happy Ping An. Additionally, designated staff are assigned to screen and report submitted content.



- Conduct specialized drills targeting common information security attack scenarios. The drill scenarios include dealing with Crypto-Malware, defending against website defacement, securing container environments from webshells, responding to phishing emails, handling ransomware, and addressing unusual account behavior. Through emergency drills, we help our security personnel become familiar with emergency response procedures, thereby enhancing the emergency response capabilities of the Company's security team.



Case: Awarded "Outstanding Blue Team" in the "Panshi Operation"

During the Reporting Period, we took part in the "Panshi Operation", a live-action cybersecurity defense drill targeting the information and industrial sectors in Shanghai. The Company achieved "zero breaches" in the first and second phases of the defense, and successfully advanced to the third phase with a top 25% ranking, and ultimately incurred no penalties. During this period, the security team provided 24/7 defense support, blocked over 50,000 external attacks, and submitted 35 traceability reports and 1 defense strategy report. It was also awarded the "Outstanding Blue Team" honor, demonstrating our excellent information security defense and emergency response capabilities.

During this period



The security team provided **7*24** defense support

Blocked over **50,000** external attacks

Submitted **35** traceability reports and 1 defense strategy report



Awarded "Outstanding Blue Team" in the "Panshi Operation"



Case: "2024 Cyber Shield Operation" of the Ministry of Public Security

During the 2024 "Cybersecurity Offensive and Defensive Exercise" organized by the Ministry of Public Security, through 24/7 security protection and strict implementation of various plans, we successfully repelled over 1.05 million external attacks, manually identified and blocked 40 attacking IPs, and innovatively deployed an AI office network honeypot and automated defense system. This enhanced the security defense capabilities of networks, applications, hosts, and terminal systems. No successful attack occurred during the period, ensuring the stable operation of services and the successful completion of the network protection task.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Information Security Training

We organize a range of security training and awareness initiatives annually to raise awareness and enhance the protection capability of our workforce. This encompasses a diverse array of activities, including themed email campaigns, morning/evening meeting briefings, themed speech, training by external experts, courses on Zhiniao platform, live webinar sessions, security knowledge challenges, and senior executive discussions. These initiatives are open to all employees (including part-time), to provide them with information security related training and activities.

Our training is tailored to address specific security risks, using a variety of resources to explore high-risk behaviors and incidents among our staff. We deliver targeted training to minimize the occurrence of security risks. We aim for a training approach that is both professional and engaging, with an emphasis on accessibility. And we employ a "marketing" strategy for our awareness campaigns, dedicated to fostering a security-conscious culture where "every individual feels accountable and empowered to contribute to security". During the Reporting Period, the information security education and training covered all employees.



Monthly security training

We host a monthly security training session for all employees to ensure everyone is included.



Quarterly specialized training

We organize at least 1 special training session every quarter, targeting high-risk employees and roles in the Company. These trainings are tailored to address the specific risks faced by roles like consultants, administrative staff, and back-office personnel.



"Boundless Risks, Strategic Security"
Information Security Enhancement Month Campaign

During the campaign, we launched a series of large-scale activities for all employees, including information security promotion courses, employee security awareness assessments, cybersecurity commitment, and fintech compliance practical improvement workshops. Branch companies independently carried out promotion activities, focusing on integrating their own business characteristics and human factors. The Company flexibly conducted online and offline promotions, innovated security awareness education methods, and enriched course content, attracting 100% employee participation.



More **Sustainable** finance

Lufax Holding always adheres to the concept of sustainable development, and actively implements the United Nations Sustainable Development Goals (SDGs). In line with the requirements of sustainable development management, we have formulated a series of green office initiatives aiming at creating a green and low-carbon office environment and operating mode. At the same time, with our own resource and background advantages, we actively cooperate with our partners to implement sustainable development practices, incorporate ESG concepts into our supply chain management and continuously assess ESG-related risks, working together with our partners to create a sustainable ecosystem.

◯ Performance Highlights

As of the end the Reporting Period, we have achieved a 23.7% reduction of electricity usage, a 6.8% reduction of water usage, a 46.7% reduction of paper usage and a 25.4% reduction of GHG emissions, compared with the same period of last year.

In 2024, over 98% of partners signed the Integrity Commitment Letter, and 100% of suppliers have passed on-site assessments, annual reviews and other related work.

◯ Responding to the following SDGs in this section:

     

4.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

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Finance

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finance

Appendix



Co-establishing a Green Future

Adhering to the concept of green and sustainable development, Lufax Holding establishes a green operating mode and is committed to minimizing the negative impact of its operations on the environment. While complying with the relevant requirements of the Environmental Protection Law of the People's Republic of China and other laws and regulations, we have also formulated and implemented internal management systems such as the Workplace Environment Maintenance Manual of the Headquarters, which integrates the concept of sustainable development such as the reduction of pollution and carbon emissions, and the promotion of synergy into all aspects of our daily operations to comprehensively push forward the green and sustainable development of Lufax Holding.

Green Operations

Green office

Lufax Holding actively promotes a low-carbon, healthy and sustainable office model, including advocating electricity conservation, water saving, paperless office and other various green operation initiatives, to reduce energy and resource consumption, optimize energy structure and enhance operational efficiency. We are committed to reducing wastewater, waste gas, solid waste and GHG emissions, and improving water use efficiency. During the Reporting Period, we did not have any major violations related to environmental management, nor did we have any problems or disputes with water sourcing.



Electricity Conservation

- Managing central air conditioning by the Group and arranging a designated person in charge or enabling automatic switch, and strictly controlling the number of air conditioners in use and the temperature;
- Installing energy-efficient lighting fixtures to replace conventional fluorescent tubes, and setting up group lighting control during the working day to reduce electricity loss;
- Applying zone-based electrical design for office areas to achieve on-demand electricity usage and avoid unnecessary power consumption;
- Improving electric management with smart electricity meters that allow for real-time monitoring of electricity data to obtain information on electricity demands and take immediate action in the event of anomalies in electricity consumption.



Water Conservation

- Optimizing the management of faucets and other water supply equipment by using water-saving sensor-activated taps and maintaining them regularly, to prevent unnecessary waste of water resources;
- Posting water conservation slogans to encourage employees to conserve water and raise their awareness of water saving;
- Encouraging cleaners to use the wastewater from direct drinking water for cleaning to achieve the wastewater reuse.



Office Resource Conservation

- Advocating paperless office operations, and actively implementing cloud printing to minimize the use of paper materials at work;
- Actively promoting digitized bidding processes to reduce the use of paper materials;
- Standardizing printer management by restricting access to printing, strengthening monitoring and reducing misprints/reprints/single-sided printing;
- Recycling office paper to reduce unnecessary paper waste.

During the Reporting Period, in order to effectively achieve the environmental goals, Lufax Holding encouraged each branch to develop and implement scientific and feasible emission reduction strategies, and to promote low-carbon and paperless office and eco-friendly travel to reduce energy, water and paper consumption. Moreover, all business departments are encouraged to explore new approaches for efficiency improvement, consumption reduction and technological innovation based on their business characteristics. By the end of the Reporting Period, we had reduced electricity consumption by 23.7%, water consumption by 6.8%, paper consumption by 46.7% and GHG emissions by 25.4% compared to the same period last year. Relentless endeavors will be made to further reduce resource consumption and carbon emissions in the future.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Energy-saving Campaign Empowering Corporate Sustainability

The branches of Lufax Holding, based on their operational realities, actively implement low-carbon operating mode in which environmental management goals and corresponding measures have been established to promote green and low-carbon operations, while supporting the Company's green development objectives. With the theme of "saving electricity and reducing carbon emissions," all branch offices have continuously carried out the "Energy Conservation and Consumption Reduction, Starting with Me" campaign. They encouraged all employees to take measures such as turning off all electrical equipment after work, keeping lights off in unoccupied areas, and adopting shared office spaces to save office area, to reduce energy consumption, save energy and cut emissions.

Waste Management

We maintain a strong commitment to waste management and strictly adhere to the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, the Administrative Measures for the Prevention and Control of Environmental Pollution by Electronic Waste and other applicable national and local regulations. Well-specific processing procedures have been established for non-hazardous and hazardous waste generated in office operations, thereby ensuring proper treatment and facilitating recycling.



- For hazardous waste such as printer toner cartridges and waste lamps, we have set up special disposal sites and recycling Processes.



- For computer components and used batteries, we entrust qualified suppliers for regular and centralized processing.

The "cost reduction and efficiency enhancement" principle has been deeply integrated into our operations. Under this principle, assets sitting idle are put into good use, comprehensively optimizing the utilization of existing assets while reducing waste generation at its source. We actively engage in idle asset utilization. Each month, we collect data on idle assets from various organizations and share information about usable old assets with them, thus allowing them to choose assets needed and ensuring prompt and effective utilization of old assets. In addition, we have introduced an incentive mechanism that promotes the reuse of existing assets in the institutionalized assessment rules for administrative compliance. This strategy aims to encourage employees to make full use of available resources, thereby minimizing the need for purchasing new equipment and enhancing equipment utilization.





Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

○ **More Sustainable
finance**

Appendix

Biodiversity Protection

Lufax Holding takes biodiversity protection seriously, which is demonstrated by our commitment to biodiversity protection and engagement in relevant practices. In collaboration with Ping An Group and Ping An Trust, we established the first domestic "Carbon Neutrality" charitable trust at the end of 2021. In the same year, we initiated the "Ping An Guardian Action - National Parks" program, which was implemented in the Northeast China Tiger and Leopard National Park in Hunchun and the Giant Panda National Park in Ya'an. By engaging diverse communities, species and businesses, we put into action the public welfare concept of "shared ownership, shared benefits, and joint building" of national parks. With a focus on key initiatives such as ecological forest transformation and habitat restoration, we advocated for establishing and developing national parks, providing full support to biodiversity protection.

In 2024, we collaborated with YouChange China Social Entrepreneur Foundation to donate patrol supplies to the Hunchun Municipal Bureau of the Northeast China Tiger and Leopard National Park once again. In addition to regular field patrol equipment, this donation specifically included bear deterrent sprays which have a long range and release a large amount of irritant gas to achieve bear deterrence effects, metal detectors which are used to detect hunting tools during anti-poaching patrols, and drones playing an important role in wildlife conflict management, rescue operations, and live animal tracking and monitoring. This batch of donated supplies will help support the smooth operation of the Northeast China Tiger and Leopard National Park and strengthen the development of the patrol team.



"Ping An Guardian Action - National Parks" Program



Donation Ceremony of Supplies for the Northeast China Tiger and Leopard
National Park of "Ping An Guardian Action - National Parks" Program



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Climate Change Response

We consistently monitor the trends in climate change and assess their potential impact on our short-term and long-term operations based on business realities. We identify and analyze climate change-related risks relevant to our business while proactively devising strategies to address them. By implementing robust management measures focusing on energy conservation, emission reduction and green operation practices, we strive to minimize our environmental footprint. Furthermore, we explore and seize opportunities emerging from climate change. In response to the growing trend of green and low-carbon economies, we make efforts to foster corporate sustainability by developing green and low-carbon products and services.

Governance

Lufax Holding is well aware of the impacts and risks of climate change on various industries and proactively takes actions to address the challenges and opportunities brought by climate change. We identify and respond to climate change-related matters by establishing a sound ESG governance structure and management system. The Board of Directors, and Consumer Protection and ESG Committee continuously review ESG issues such as climate change, and supervise the implementation of work including resource conservation, energy saving, and emission reduction. The Executive Committee of Lufax Holding is responsible for formulating ESG work plans and implementation schemes, while the ESG Executive Group is in charge of implementing and coordinating specific related work, thus addressing the potential impacts of climate change in an all-round manner from top to bottom.

Strategic

Lufax Holding attaches great importance to climate-related risks and opportunities. We have incorporated climate risks, opportunities, and their impacts into the consideration of the Company's strategy and planning, and strive to enhance resilience against climate change and in the transition process to respond to the national carbon neutrality strategy. We have identified a series of potential physical and transition-related climate risks and opportunities that may arise in the future.

Risk Types	Category	Category	Influence degree	Impact Cycle
Physical risk – Acute	Extreme high/low temperatures	Extreme temperatures increase the demand for cooling/heating of assets, leading to higher operating expenses. This may also raise safety risks for outdoor workers. Additionally, extreme high/low temperatures could trigger large-scale power rationing or outages, or cause partial shutdowns of data centers, thereby affecting their operational efficiency. In extreme situation, if the power supply or distribution facilities in the area where a data center is located are damaged, or the data center's operations are disrupted for more than a few days, it would result in reduced revenue.	Low	Short term
Transition risk – Policies and regulations	Not meeting future regulatory requirements for energy efficiency	The government may introduce stricter policies related to energy efficiency. To meet higher energy efficiency requirements such as the requirement of a better PUE for data centers, the Company may need to increase investment in more projects or raise its operating costs.	Low	Medium
	Liability and litigation risk related to the climate	Countries are required to fulfill their carbon reduction targets under their Nationally Determined Contributions (NDCs), and these targets will also be implemented down to various industries. At the same time, the Company will face strengthened climate-related policy and information disclosure regulatory requirements. Meeting these legal and regulatory requirements may leads to higher operating costs. If the Company are not prepared for these changes, there will be potential risks.	Low	Mid -
Transition risk – The Market	Electricity price volatility	In line with the requirements of Ping An, purchasing green electricity is one of our key initiatives for carbon emission reduction. However, in the short term, the green electricity market will face considerable uncertainties. The traditional energy market is being impacted, while the new energy market is still under development. Influenced by factors such as policies, supply-demand relationships, and weather conditions, green electricity prices are likely to fluctuate, which may lead to additional operating costs.	High	Long term
Transition opportunities – Energy	Improving energy efficiency technology application (such as green computing)	In the process of global decarbonization, energy saving and carbon reduction and other measures to optimize energy efficiency are the most preferred carbon reduction technologies. At the same time, green computing as the key to technology resource efficiency can bring more opportunities to reduce operating costs and reduce carbon emissions.	High	Mid term
Transition opportunities – Products and services	Sales of green low carbon products	As consumer awareness of low carbon increases, the demand for products and services will continue to increase. The speeding up of decarbonization in various industries will provide more green low carbon products to market. As a financial service platform, Lufax can provide consumers with more green products and services, driving the Company's market share and revenue increase.	Medium	Long term


Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Risk Management

In accordance with the TCFD guidelines, the Group conducts annual risk management assessments on climate risks and opportunities, and establishes a mature climate risk management process to ensure that climate-related risks are integrated into the company's risk management system.

Climate Risk Management Process	
Climate Risk Identification	Based on perspective of physical risk and transition risk, we identify and describe climate risk factors impacting the business lines and operations, and classify related risks.
Climate Risk Assessment	From both qualitative and quantitative perspectives, we assess the impact of climate risk factors on various business lines and operational, as well as their duration and intensity.
Climate Risk Management and Response	We develop management measures responding to key risks and opportunities and regularly assess the efficiency of implemented measures.
Climate Risk Reporting	To make sure the Board of Directors and senior management timely get in touch with targets, planning, implementation and progress of climate risk management, we report related work in a regular base, to increase the efficiency of climate risk management.

Indicators and Targets

Lufax Holding is committed to promoting the high-quality development of the society through the application of technology in production and daily life. It actively implements the national call of "dual carbon", pledges to achieve carbon neutrality by 2060, and drives more efficient operations of the company. We will achieve our carbon neutrality goals through the management of the following indicators:

Greenhouse Gas Emissions Data		
Total GHG emissions	Tons of co2 equivalent	17,545.02
The density of total GHG emissions	Tons of co2 equivalent per person	0.51
Direct emissions of GHG (Scope 1)	Tons of co2 equivalent	112.34
Indirect emissions of GHG (Scope 2)[4]	Tons of co2 equivalent	14,078.89
Indirect emissions of GHG (Scope 3)[5]	Tons of co2 equivalent	3,353.78

4. Indirect greenhouse gas emissions (Scope 2) mainly come from purchased electricity consumed in the operation process, and the greenhouse gas emission factor of electricity adopts from the Enterprise Greenhouse Gas Emission Accounting Method and Reporting Guidelines for Power Generation Facilities (Huanban Climate [2021] No. 9).

5. Indirect greenhouse gas emissions (Scope 3) mainly come from the use of paper in the operation process and the carbon emissions generated from employee travel. The emission factor adopts from the China Product Life Cycle Greenhouse Gas Emission Coefficient Set (2022) issued by the Ministry of Ecology and Environment.


Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

Appendix

Jointly building the Industry Ecosystem

We believe that an open and inclusive approach to exchanges and cooperation with industry partners will drive our business forward. With this in mind, we continue to improve the supply chain management system to forge win-win partnerships with upstream and downstream enterprises. We are also deeply and actively involved in industry research and exchanges, and are committed to creating an open business environment that nurtures innovation.

Sustainable Supply Chain

Lufax Holding is committed to guiding suppliers in jointly developing a responsible management system, supporting suppliers in promoting their own sustainable operations, and building a healthy and sustainable supply chain. We strictly observe Ping An Group's Policy Statement on Sustainable Supply Chains, and Detailed Measures for Management of Procurement Business Suppliers. In addition, we make ongoing efforts to improve the supplier management system to ensure standardized and systematic approaches to supplier management.





Development and Introduction Management

Sourcing Management
- Sourcing development
- Assisting in sourcing development
- Evaluating and screening candidate suppliers
- Registration and introduction of new suppliers

Certification Management

Certification Management
- Standards for access certification
- Requirements and process of basic information certification and audit
- Requirements and process of category certification audit
- Basic requirements and process of real-name authentication

Process Management

Examination Management
- Standards and process of sampling examination
- Standards and process of project examination
- Requirements for the application of examination results
- Examination of code of conduct

Punishment Management
- Unified management of eliminated suppliers
- Situation, type and standards of punishment
- Process of punishment implementation

Performance Management
- Standards for the dimensions, composition and scoring of performance evaluation
- Object and process of performance evaluation
- Rules and standards for the grading of evaluation results

Supplier Management Process

Lufax Holding remains focused on suppliers' social responsibility and environmental performance. The Company actively urges suppliers to participate in the training delivered by Ping An Group on corporate social responsibility and encourages all suppliers to undertake corporate social responsibilities and obligations. The requirements for sustainable development are incorporated into supplier contract clauses. Sustainable development considerations are also incorporated into processes such as supplier selection reviews, process management, and follow-up and feedback, focusing on supplier performance in areas including information security, labor rights and environmental protection. Furthermore, we have formulated clear policies on information security and privacy protection, transformation and development of low-carbon technologies, labor rights protection and employee development. We also demand anti-corruption measures from our partners including suppliers, and we will terminate any cooperation with those who violate business ethics. In 2034, more than 98% of our partners signed the Integrity Commitment, and 100% of our suppliers completed on-site assessments and annual evaluations.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

○ More Sustainable
finance

Appendix

Industry Exchanges and Cooperation

Lufax Holding has an open and inclusive approach to industry exchanges and cooperation, and is committed to discussing industry issues and creating new value for the industry together with partners.

 Case: Lufax collaborated with Shanghai Institution for Finance and Development to hold "Industry Advisor Capacity Enhancement Initiative"

In 2024, Ping An Rongyi, a subsidiary of Lufax Holding, jointly launched the "Industry Advisor Capacity Enhancement Initiative" with Shanghai Institution for Finance and Development. Through activities such as authoritative lectures, business seminars and customized courses, we provided systematic empowerment for industry advisors nationwide, strengthening participants' industry understanding and business capabilities, and promoting the quality and efficiency of SBOs services. The Shanghai Institution for Finance and Development is an academic, non-profit and high-level financial institution approved by the Shanghai Municipal Government, and has rich research accumulation and industry resources in the field of small and micro finance. With its support, this project introduced many authoritative experts from the academic and industrial area, focusing on key SBOs such as wholesale and retail, manufacturing and construction, and discussed industry development trends and business models, to help industry advisors deeply understand the operating characteristics of SBOs, and accurately grasp their financing needs. At the same time, we guided industry advisors to construct precise marketing plans and improve the risk identification ability of SBOs in the two major areas of customer acquisition and risk control.



Introduction to
Lufax Holding

Message from
Chairman

2024 Performance
Highlights

Sustainable
Development
strategy

More Warming
Finance

More Efficient
Finance

More Reliable
Finance

More Sustainable
finance

○ **Appendix**

 # Appendix I: HKEX Environmental, Social and Governance Reporting Guide – Content Index

ESG indicator		Chapters in the Report
Area: Environmental		
A1: Emissions		
General Disclosure	Information on:	Co-establishing a Green Future
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	
A1.1	The types of emissions and respective emissions data.	During the Reporting Period, the Company was not involved in the use of direct energy and self-owned vehicles, so there were no relevant air pollutants and direct GHG (Scope 1) emissions.
A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Appendix III: Quantitative ESG Performance Indicators
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	The Company's printers are all leased, and the supplier is responsible for the replacement of the toner cartridges, which does not involve hazardous waste.
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Appendix III: Quantitative ESG Performance Indicators
A1.5	Description of emission target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Co-establishing a Green Future

ESG indicator		Chapters in the Report
Area: Environmental		
A2: Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Co-establishing a Green Future
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Appendix III: Quantitative ESG Performance Indicators
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Appendix III: Quantitative ESG Performance Indicators
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our main business does not involve the use of packaging materials.
A3: The Environment and Natural Resources		
General Disclosure	Policies on minimising the issuer's significant impacts on the environment and natural resources.	Co-establishing a Green Future
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Co-establishing a Green Future
A4: Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Co-establishing a Green Future







Appendix I: HKEX Environmental, Social and Governance Reporting Guide – Content Index

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance



Appendix

ESG indicator		Chapters in the Report
Area: Environmental		
A4: Climate Change		
A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Co-establishing a Green Future
Area: Social		
B1: Employment		
General Disclosure	Information on:	Create high quality team
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer	
B1.1	Total workforce by gender, employment type (for example, full- or parttime), age group and geographical region.	Appendix III: ESG Quantitative performance
B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix III: ESG Quantitative performance
B2: Health and Safety		
General Disclosure	Information on:	Building Quality teams
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer	

ESG indicator		Chapters in the Report
Area: Social		
B2: Health and Safety		
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix III: ESG Quantitative performance
B2.2	Lost days due to work injury.	Appendix III: ESG Quantitative performance
B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Appendix III: ESG Quantitative performance
B3: Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Building Quality teams
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).。	Appendix III: ESG Quantitative performance
B3.2	The average training hours completed per employee by gender and employee category.	Appendix III: ESG Quantitative performance
B4: Labor Standards		
General Disclosure	Information on:	Create high quality team
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer	





Appendix I: HKEX Environmental, Social and Governance Reporting Guide – Content Index

ESG indicator		Chapters in the Report
Area: Social		
B4: Labor Standards		
B4.1	Description of measures to review employment practices to avoid child and forced labour.	Create high quality team
B4.2	Description of steps taken to eliminate such practices when discovered.	Create high quality team
B5: Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	To build ecological industry
B5.1	Number of suppliers by geographical region.	To build ecological industry
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Building an industry ecosystem
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	To build ecological industry
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	To build ecological industry

ESG indicator		Chapters in the Report
Area: Social		
B6: Product Responsibility		
General Disclosure	Information on:	Advance of science and technology can assign
		Focus on financial consumer insurance
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer	
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our main business does not involve products sales.
B6.2	Number of products and service related complaints received and how they are dealt with.	Appendix III: ESG Quantitative performance
B6.3	Description of practices relating to observing and protecting intellectual property rights.	Advance of science and technology can assign
B6.4	Description of quality assurance process and recall procedures.	Our main business does not involve the use of recycling products.
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Protecting Information Security

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix





Appendix I: HKEX Environmental, Social and Governance Reporting Guide – Content Index

ESG indicator		Chapters in the Report
Area: Social		
B7: Anti-corruption		
General Disclosure	Information on:	Laying solid foundation governance
	(a) the policies; and	
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer	
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix III: ESG Quantitative performance
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Strengthen the governance foundation
B7.3	Description of anti-corruption training provided to directors and staff.	Appendix III: ESG quantitative performance
B8: Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Fulfilling Social Responsibility
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	To perform the social responsibility
B8.2	Resources contributed (e.g. money or time) to the focus area.	Fulfilling social responsibilities

Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

 # Appendix II: Response to the United Nations Sustainable Development Goals

SDGs	Covered chapters
1 NO POVERTY	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities
2 ZERO HUNGER	More Warming Finance——Fulfilling Social Responsibilities
3 GOOD HEALTH AND WELL-BEING	More Efficient Finance——Building a Quality Team
4 QUALITY EDUCATION	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
5 GENDER EQUALITY	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
6 CLEAN WATER AND SANITATION	More Sustainable Finance——Co-establishing a Green Future
8 DECENT WORK AND ECONOMIC GROWTH	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team

SDGs	Covered chapters
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	More Efficient Finance——Promoting Technology Empowerment
10 REDUCED INEQUALITIES	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities
11 SUSTAINABLE CITIES AND COMMUNITIES	More Sustainable Finance——Co-establishing a Green Future
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	More Reliable Finance——Redoubling Efforts to Protect Financial Consumers More Efficient Finance——Promoting Technology Empowerment
13 CLIMATE ACTION	More Sustainable Finance——Co-establishing a Green Future
15 LIFE ON LAND	More Sustainable Finance——Co-establishing a Green Future
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	More Reliable Finance——Consolidating Governance Foundation
17 PARTNERSHIPS FOR THE GOALS	More Sustainable Finance——Jointly Building the Industry Ecosystem



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

○ **Appendix**

 # Appendix III: ESG Quantitative performance

Environmental Area[6]			
Key Performance Indicators		Units	2024
Emissions			
A1.1	Exhaust Emission	Kg	45.46
A1.2	Total GHG emissions	tCO_2e	17,545.02
	Total emission intensity of GHG	tCO_2e/person	0.51
	Direct GHG emissions (Scope 1)	tCO_2e	112.34
	Indirect GHG emissions (Scope 2)[7]	tCO_2e	14,078.89
	Indirect GHG emissions (Scope 3)[8]	tCO_2e	3,353.78
A1.3[9]	Total hazardous waste produced	Tons	N/A
	Total intensity of hazardous waste	Tons/person	N/A
A1.4[10]	Total non-hazardous waste produced	Tons	80.84
	Total intensity of non-hazardous waste produced	Tons/person	0.002

Environmental Area			
Key Performance Indicators		Units	2024
Use of Resources			
A2.1	The energy consumption	MWh	26,798.25
	Total energy density	MWh/person	0.78
	(Indirect) consumption of purchased energy[11]	MWh	26,237.22
A2.2	Water consumption	M^3	174,951.46
	Water consumption intensity	M^3/person	5.11

6. The environmental KPIs intensity value is calculated using the total number of employees in the Group in 2024 as the denominator.

7. Indirect greenhouse gas emissions (Scope 2) mainly come from purchased electricity consumed in the operation process, and the greenhouse gas emission factor of electricity adopts from the Enterprise Greenhouse Gas Emission Accounting Method and Reporting Guidelines for Power Generation Facilities (Huanban Climate [2021] No. 9).

8. Indirect greenhouse gas emissions (Scope 3) mainly come from the use of paper in the operation process and the carbon emissions generated from employee travel. The emission factor adopts from the China Product Life Cycle Greenhouse Gas Emission Coefficient Set (2022) issued by the Ministry of Ecology and Environment.

9. During the Reporting Period, the Group does not use any owned printing equipment, and therefore generates no hazardous waste related to such equipment.

10. Non-hazardous waste mainly includes office paper and other general solid waste.

11. The (indirect) consumption of purchased energy is converted from purchased electricity.



Introduction to Lufax Holding
Message from Chairman
2024 Performance Highlights
Sustainable Development strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable finance
Appendix



Appendix III: ESG Quantitative performance

Social Area[12]			
Key Performance Indicators		Units	2024
Employment			
B1.1	Total workforce	Person	35,875
	Number of employees by gender		
	Male	Person	19,698
	Female	Person	16,177
	Number of employees by age group		
	Under 30 years old	Person	9,577
	30 to 50 years old	Person	26,183
	Over 50 years old	Person	115
	Number of employees by employment type		
	Full-time	Person	35,875
	Number of employees by geographical region		
	Chinese mainland	Person	35,661
	Hong Kong, Macao, Taiwan and overseas areas	Person	214

Social Area			
Key Performance Indicators		Units	2024
Employment			
B1.1	Number of employees by employee category		
	Senior management	Person	132
	Non-senior management	Person	35,743
B1.2[13]	Employee turnover rate	%	15.7
	Employee turnover rate by gender		
	Male	%	16.8
	Female	%	14.5
	Employee turnover rate by age group		
	Under 30 year old	%	22.7
	30 to 50 years old	%	13.0
	Over 50 years old	%	16.1
	Employee turnover rate by geographical region		
	Chinese mainland	%	15.7
	Hong Kong, Macao, Taiwan and overseas areas	%	20.7

12. The number of employees takes full-time employees into consideration

13. The employee turnover rate of the Group takes employees who have worked for more than one year in consideration, and the formula is: (employee turnover rate = number of employees leaving during the period/(number of employees leaving during the period + number of employees at the end of the period).



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

Appendix

 # Appendix III: ESG Quantitative performance

Social Area			
Key Performance Indicators		**Units**	**2024**
Health and Safety			
B2.1	Work-related fatalities occurred in the past three years		
	2024	Person	0
	2023	Person	0
	2022	Person	0
B2.2	Lost days due to work injury	Day	3,122
Development and Training			
B3.1	The percentage of employees trained	%	100
	The percentage of employees trained by gender		
	Male	%	100
	Female	%	100
	The percentage of employees trained by employee category		
	Senior management	%	100
	Non-senior management	%	100

Social Area			
Key Performance Indicators		**Units**	**2024**
Development and Training			
B3.2	The average training hours completed per employee	Hour	21
	The average training hours completed per employee by gender		
	Male	Hour	20
	Female	Hour	22.4
	The average training hours completed per employee by employee category		
	Senior management	Hour	18.7
	Non-senior management	Hour	21.2
Supply Chain Management			
B5.1	Number of suppliers	-	355
	Number of suppliers by geographical region		
	Northeast China	-	13
	North China	-	134
	Northwest China	-	17
	East China	-	92
	Central China	-	52
	South China	-	47



Introduction to Lufax Holding

Message from Chairman

2024 Performance Highlights

Sustainable Development strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable finance

○ Appendix

 # Appendix III: ESG Quantitative performance

Social Area			
Key Performance Indicators		Units	2024
Product Responsibility			
B6.1[14]	Percentage of total products sold or shipped subject to recalls for safety and health reasons	%	N/A
B6.2	Number of products and services related complaints received	Case	164
	Customer complaint rate	%	100
Anti-corruption			
B7.1	Number of concluded legal cases regarding corrupt brought against the Group or employees	Case	0
B7.3	Hours of anti-corruption training provided to directors	Hour	403
	Hours of anti-corruption training provided to employees	Hour	3,034

Social Area			
Key Performance Indicators		Units	2024
Community Investment			
B8.2	Volunteer hours	Hour	5,861

14. The Company's main business covers retail credit enablement, consumer finance and other financial services, and does not involve product safety and health issue.



Lufax Holding Ltd
陆金所控股有限公司

((A company incorporated in the Cayman
Islands with limited liability)

(HKEX Stock Code: 6623)
(NYSE Stock Ticker : LU)